                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                          (AMENDMENT NO. ___________)1

                            Sight Resource Corporation
                     ---------------------------------------

                                (Name of Issuer)

                     Common Stock, par value, $.01 per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                              82655N105
                         ------------------------------
                                 (CUSIP Number)

                                Carene S. Kunkler
                             3100 Hawkslanding Drive
                             Cincinnati, Ohio 45244
                                 (513) 474-8997
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                           May 23, 2001
                         ------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                               Page 1 of 19 Pages

         1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

=====================                                      =====================

=====================                                      =====================

=========================================                                               ============================================
CUSIP NO.  82655N105                                          13D                       Page 2 of 19 Pages
=========================================                                               ============================================

=========== ========================================================================================================================
1           NAME OF REPORTING PERSON                                                       Dolores Butler
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
----------- ------------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [_]
                                                                                   (b) X
----------- ------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- ------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
             PF
----------- ------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                            [_]
----------- ------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
---------------------------------------------- ------- -----------------------------------------------------------------------------
        NUMBER OF                                 7       SOLE VOTING POWER
                                                          35,000 (2)
        SHARES
                                               ------- -----------------------------------------------------------------------------
        BENEFICIALLY                              8       SHARED VOTING POWER
                                                          91,047 (3)
        OWNED BY
                                               ------- -----------------------------------------------------------------------------
        EACH                                      9       SOLE DISPOSITIVE POWER
                                                          35,000 (2)
        REPORTING                              ------- -----------------------------------------------------------------------------
                                                  10      SHARED DISPOSITIVE POWER
        PERSON WITH (1)                                   91,047 (3)
----------- ------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            126,047 (4)
----------- ------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                            [_]
----------- ------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            .4% (5)
----------- ------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            IN
=========== ========================================================================================================================

(1) See Items 4 and 6 of this Statement.

(2) On May 23, 2001, Dolores Butler purchased 4,824 shares of SRC Common Stock pursuant to the First Stock Purchase Agreement. In addition, Ms. Butler has subscribed for 14,472 shares of SRC Common Stock to be issued at the Second Closing under the First Stock Purchase Agreement and 15,704 shares of SRC Common Stock to be issued pursuant to the Second Stock Purchase Agreement. Also includes 91,047 shares of SRC Common Stock that will be issued to Mrs. Butler and her spouse, Donald Butler, jointly, in exchange for 9,300 shares of Series A Convertible Preferred Stock of eyeshop.com held jointly by Mrs. Butler and Donald Butler. The shares of SRC Common Stock to be issued pursuant to the First Stock Purchase Agreement and the Second Stock Purchase Agreement are subject to a SRC Voting Agreement. The shares of SRC Common Stock to be issued pursuant to the Merger Agreement are subject to a SRC Voting Agreement and an Eyeshop Voting Agreement. (See Items 4 and 6 of this Statement)

(3) To be issued to Dolores Butler and her spouse, Donald Butler, jointly, pursuant to the Merger Agreement, in exchange for 9,300 shares of Series A Convertible Preferred Stock of eyeshop.com held jointly by them. (See Items 4 and 6 of this Statement)

(4) Includes 35,000 shares of SRC Common Stock owned or to be purchased by Dolores Butler pursuant to the First Stock Purchase Agreement, and the Second Stock Purchase Agreement and 91,047 shares of SRC Common Stock to be issued to Dolores Butler and her spouse, Donald Butler, jointly, pursuant to the Merger Agreement. (See footnote 2 to this Page)

(5) Based upon a total of 30,082,810 shares of SRC Common Stock expected to be outstanding following the Second Closing under the First Stock Purchase Agreement, the Second Stock Purchase Agreement and the Merger Agreement.
(See Items 4 and 6 of this Schedule)



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

=========================================                                               ============================================
CUSIP NO.  82655N105                                          13D                       Page 3 of 19 Pages
=========================================                                               ============================================

=========== ========================================================================================================================
1           NAME OF REPORTING PERSON                                                       Donald Butler
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
----------- ------------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [_]
                                                                                   (b) X
----------- ------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- ------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
             PF
----------- ------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                        [_]
----------- ------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
---------------------------------------------- ------- -----------------------------------------------------------------------------
NUMBER OF                                      7       SOLE VOTING POWER
                                                       737,292 (2)
SHARES
                                               ------- -----------------------------------------------------------------------------
BENEFICIALLY                                   8       SHARED VOTING POWER
                                                       91,047 (3)
OWNED BY
                                               ------- -----------------------------------------------------------------------------
EACH                                           9       SOLE DISPOSITIVE POWER
                                                       737,292 (2)
REPORTING                                      ------- -----------------------------------------------------------------------------
                                               10      SHARED DISPOSITIVE POWER
PERSON WITH (1)                                        91,047 (3)
----------- ------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            838,339 (4)
----------- ------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                        [_]
----------- ------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.8% (5)
----------- ------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            IN
=========== ========================================================================================================================

(1) See Items 4 and 6 of this Statement.

(2) On May 23, 2001, Donald Butler purchased 4,755 shares of SRC Common Stock pursuant to the First Stock Purchase Agreement. In addition, Mr. Butler has subscribed for 14,265 shares of SRC Common Stock to be issued at the Second Closing under the First Stock Purchase Agreement and 15,480 shares of SRC Common Stock to be issued pursuant to the Second Stock Purchase Agreement. Also includes 91,047 shares of SRC Common Stock that will be issued to Mr. Butler and his spouse, Dolores Butler, jointly, pursuant to the Merger Agreement, in exchange for 9,300 shares of Series A Convertible Preferred Stock of eyeshop.com held jointly by Mr. Butler and Dolores Butler. All of the shares of SRC Common Stock issued pursuant to the First Stock Purchase Agreement and the Second Stock Purchase Agreement are subject to a SRC Voting Agreement. All of the shares issued pursuant to the Merger Agreement are subject to a SRC Voting Agreement and an Eyeshop Voting Agreement. Also includes 702,792 shares of SRC Common Stock to be issued pursuant to the Merger Agreement in exchange for 20,841 shares of Series B Convertible Preferred Stock held in the Ardun Butler Trust and the Kira Butler Trust (10,421 in each Trust), of which Donald Butler is the trustee and has the power to vote and dispose of the shares of SRC Common Stock.

(3) To be issued to Mr. Butler and his spouse, Dolores Butler, jointly, pursuant to the Merger Agreement, in exchange for 9,300 shares of Series A Convertible Preferred Stock of eyeshop.com. (See Items 4 and 6 of this Statement)

(4) Includes 4,755 shares of SRC Common Stock issued to Mr. Butler pursuant to the First Stock Purchase Agreement and an additional 14,265 and 15,480 shares of SRC Common Stock subscribed to by Mr. Butler pursuant to the First Stock Purchase Agreement and Second Stock Purchase Agreement, respectively. Also includes 91,047 shares to be issued to Mr. Butler and his spouse, Dolores Butler, in exchange for 9,300 shares of Series A Convertible Preferred Stock of eyeshop.com (see footnote 3 to this Page) and 702,792 shares of SRC Common
Stock to be issued pursuant to the Merger Agreement to the Ardun Butler Trust and Kira Butler Trust, under each of which Mr. Butler is the trustee, in exchange for 20,842 shares of Series B Convertible Preferred Stock of eyeshop.com. (See footnote 2 to this Page)

(5) Based upon a total of 30,082,810 shares of SRC Common Stock expected to be outstanding following the Second Closing under the First Stock Purchase Agreement, the Second Stock Purchase Agreement and the Merger Agreement.
(See Items 4 and 6 of this Schedule)




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

=========================================                                               ============================================
CUSIP NO.  82655N105                                          13D                       Page 4 of 19 Pages
=========================================                                               ============================================

=========== ========================================================================================================================
1           NAME OF REPORTING PERSON                                                      E. Dean Butler
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
----------- ------------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [_]
                                                                                   (b) X
----------- ------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- ------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
             PF
----------- ------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                        [_]
----------- ------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            USA
---------------------------------------------- ------- -----------------------------------------------------------------------------
NUMBER OF                                      7       SOLE VOTING POWER
                                                       1,193,095 (2)
SHARES
                                               ------- -----------------------------------------------------------------------------
BENEFICIALLY                                   8       SHARED VOTING POWER
                                                       1,405,584 (3)
OWNED BY
                                               ------- -----------------------------------------------------------------------------
EACH                                           9       SOLE DISPOSITIVE POWER
                                                       1,193,095 (2)
REPORTING                                      ------- -----------------------------------------------------------------------------
                                               10      SHARED DISPOSITIVE POWER
PERSON WITH (1)                                        0
----------- ------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,598,689 (4)
----------- ------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                [_]
----------- ------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.6% (5)
----------- ------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            IN
=========== ========================================================================================================================

(1) See Items 4 and 6 of this Statement.

(2) Includes 242,218 shares of SRC Common Stock to be subject to options to be issued pursuant to the Merger Agreement in exchange for immediately exercisable options held by Mr. Butler to purchase 53,602 shares of common stock of eyeshop.com. Also includes 950,814 shares of SRC Common Stock to be issued pursuant to the Merger Agreement in exchange for 208,163 shares of common stock of eyeshop.com owned by Dengar, L.P., of which Mr. Butler is a 34.15% owner. Dengar presently holds 609,554 shares of common stock of eyeshop.com. It is expected that prior to the Merger, the eyeshop.com shares owned Dengar L.P. will be distributed to the partners of Dengar in accordance with their ownership percentages. All of the shares of SRC Common Stock issued pursuant to the Merger Agreement are subject to a SRC Voting Agreement and an Eyeshop Voting Agreement. (See Items 4 and 6 of this Statement)

(3) Consists of 1,405,584 shares of SRC Common Stock to be issued pursuant to the Merger Agreement in exchange for 41,684 shares of Series B Convertible Preferred Stock of eyeshop.com that are held by a third party. The holder of the Series B shares has the option to "put" these shares to Mr. Butler at any time and has given Mr. Butler an irrevocable proxy to vote the shares in favor of the Merger.

(4) Includes 1,193,095 shares of SRC Common Stock described in footnote 2 to this Page and 1,405,584 shares of SRC Common Stock described in footnote 3 to this Page.

(5) Based upon a total of 30,082,810 shares of SRC Common Stock expected to be outstanding following the Second Closing under the First Stock Purchase Agreement, the Second Stock Purchase Agreement and the Merger Agreement.
(See Items 4 and 6 of this Schedule)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

=========================================                                               ============================================
CUSIP NO.  82655N105                                          13D                       Page 5 of 19 Pages
=========================================                                               ============================================

=========== ========================================================================================================================
1           NAME OF REPORTING PERSON                                                       The Cadle Holding Company
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
----------- ------------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [_]
                                                                                   (b) X
----------- ------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- ------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
             WC
----------- ------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                        [_]
----------- ------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

---------------------------------------------- ------- -----------------------------------------------------------------------------
NUMBER OF                                      7       SOLE VOTING POWER
                                                       705,300 (2)
SHARES
                                               ------- -----------------------------------------------------------------------------
BENEFICIALLY                                   8       SHARED VOTING POWER
                                                       0
OWNED BY
                                               ------- -----------------------------------------------------------------------------
EACH                                           9       SOLE DISPOSITIVE POWER
                                                       705,300 (2)
REPORTING                                      ------- -----------------------------------------------------------------------------
                                               10      SHARED DISPOSITIVE POWER
PERSON WITH (1)                                        0
----------- ------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            705,300 (2)
----------- ------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                        [_]
----------- ------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.3% (3)
----------- ------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
             CO
=========== ========================================================================================================================

(1) See Items 4 and 6 of this Statement.

(2) On May 23, 2001, The Cadle Holding Company ("Cadle") purchased 68,912 shares of SRC Common Stock pursuant to the First Stock Purchase Agreement. In addition, Cadle has subscribed for 206,737 shares of SRC Common Stock to be issued at the Second Closing under the First Stock Purchase Agreement and 224,351 shares of SRC Common Stock to be issued pursuant to the Second Stock Purchase Agreement. Also includes 205,300 shares of SRC Common Stock owned by Cadle prior to May 23, 2001. The shares of SRC Common Stock issued pursuant to the First Stock Purchase Agreement and the Second Stock Purchase Agreement and the shares of SRC Common Stock owned by Cadle prior to May 23, 2001 are subject to a SRC Voting Agreement. (See Items 4 and 6 of this Statement)

(3) Based upon a total of 30,082,810 shares of SRC Common Stock expected to be outstanding following the Second Closing under the First Stock Purchase Agreement, the Second Stock Purchase Agreement and the Merger Agreement.
(See Items 4 and 6 of this Schedule)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

=========================================                                               ============================================
CUSIP NO.  82655N105                                          13D                       Page 6 of 19 Pages
=========================================                                               ============================================

=========== ========================================================================================================================
1           NAME OF REPORTING PERSON                                                       Celerity Ventures, LLC
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
----------- ------------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [_]
                                                                                   (b) X
----------- ------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- ------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
            WC
----------- ------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                        [_]
----------- ------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
---------------------------------------------- ------- -----------------------------------------------------------------------------
NUMBER OF                                      7       SOLE VOTING POWER
                                                       389,860 (2)
SHARES
                                               ------- -----------------------------------------------------------------------------
BENEFICIALLY                                   8       SHARED VOTING POWER
                                                       0
OWNED BY
                                               ------- -----------------------------------------------------------------------------
EACH                                           9       SOLE DISPOSITIVE POWER
                                                       389,860 (2)
REPORTING                                      ------- -----------------------------------------------------------------------------
                                               10      SHARED DISPOSITIVE POWER
PERSON WITH (1)                                        0
----------- ------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            389,860 (2)
----------- ------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                        [_]
----------- ------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.3% (3)
----------- ------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            00
=========== ========================================================================================================================

(1) See Items 4 and 6 of this Statement.

(2) On May 23, 2001, Celerity Ventures, LLC ("Celerity") purchased 34,456 shares of SRC Common Stock pursuant to the First Stock Purchase Agreement. In addition, Celerity has subscribed for 103,368 shares of SRC Common Stock to be issued at the Second Closing under the First Stock Purchase Agreement and 112,176 shares of SRC Common Stock to be issued pursuant to the Second Stock Purchase Agreement. Also, 139,860 shares of SRC Common Stock are to be issued to Celerity pursuant to the Merger Agreement, in exchange for 14,286 shares of Series A Convertible Preferred Stock of eyeshop.com. The shares of SRC Common Stock issued pursuant to the First Stock Purchase Agreement and the Second Stock Purchase Agreement are subject to a SRC Voting Agreement. The shares of SRC Common Stock issue pursuant to the Merger Agreement are subject to a SRC Voting Agreement and an Eyeshop Voting Agreement. (See Items 4 and 6 of this Statement)

(3) Based upon a total of 30,082,810 shares of SRC Common Stock expected to be outstanding following the Second Closing under the First Stock Purchase Agreement, the Second Stock Purchase Agreement and the Merger Agreement.
(See Items 4 and 6 of this Schedule)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

=========================================                                               ============================================
CUSIP NO.  82655N105                                          13D                       Page 7 of 19 Pages
=========================================                                               ============================================

=========== ========================================================================================================================
1           NAME OF REPORTING PERSON                                                       Euro Ventures Equity Holdings B.V.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
----------- ------------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [_]
                                                                                   (b) X
----------- ------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- ------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
            AF
----------- ------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                        [_]
----------- ------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Netherlands
---------------------------------------------- ------- -----------------------------------------------------------------------------
NUMBER OF                                      7       SOLE VOTING POWER
                                                       1,807,690 (2)
SHARES
                                               ------- -----------------------------------------------------------------------------
BENEFICIALLY                                   8       SHARED VOTING POWER
                                                       0
OWNED BY
                                               ------- -----------------------------------------------------------------------------
EACH                                           9       SOLE DISPOSITIVE POWER
                                                       1,807,690 (2)
REPORTING                                      ------- -----------------------------------------------------------------------------
                                               10      SHARED DISPOSITIVE POWER
PERSON WITH (1)                                        0
----------- ------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,807,690 (2)

----------- ------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                        [_]
----------- ------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.0% (3)
----------- ------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            CO
=========== ========================================================================================================================

(1) See Items 4 and 6 of this Statement.

(2) On May 23, 2001, Euro Ventures Equity Holdings BV ("Euro Ventures") purchased 137,825 shares of SRC Common Stock pursuant to the First Stock Purchase Agreement. In addition, Euro Ventures has subscribed for 413,474 shares of SRC Common Stock to be issued at the Second Closing under the First Stock Purchase Agreement and 948,701 shares of SRC Common Stock to be issued pursuant to the Second Stock Purchase Agreement. Also, 307,690 shares of SRC Common Stock are to be issued to Euro Ventures pursuant to the Merger Agreement, in exchange for 31,249 shares of Series A Convertible Preferred Stock of eyeshop.com. The shares of SRC Common Stock issued pursuant to the First Stock Purchase Agreement and the Second Stock Purchase Agreement are subject to a SRC Voting Agreement. The shares of SRC Common Stock issued pursuant to the Merger Agreement are subject to a SRC Voting Agreement and an Eysehop Voting Agreement. (See Items 4 and 6 of this Statement)

(3) Based upon a total of 30,082,810 shares of SRC Common Stock expected to be outstanding following the Second Closing under the First Stock Purchase Agreement, the Second Stock Purchase Agreement and the Merger Agreement.
(See Items 4 and 6 of this Schedule)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

=========================================                                               ============================================
CUSIP NO.  82655N105                                          13D                       Page 8 of 19 Pages
=========================================                                               ============================================

=========== ========================================================================================================================
1           NAME OF REPORTING PERSON                                                       Excalibur Investments B.V.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
----------- ------------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [_]
                                                                                   (b) X
----------- ------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- ------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
            WC
----------- ------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                        [_]
----------- ------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Netherlands
---------------------------------------------- ------- -----------------------------------------------------------------------------
NUMBER OF                                      7       SOLE VOTING POWER
                                                       7,807,690 (2)
SHARES
                                               ------- -----------------------------------------------------------------------------
BENEFICIALLY                                   8       SHARED VOTING POWER
                                                       0
OWNED BY
                                               ------- -----------------------------------------------------------------------------
EACH                                           9       SOLE DISPOSITIVE POWER
                                                       7,807,690 (2)
REPORTING                                      ------- -----------------------------------------------------------------------------
                                               10      SHARED DISPOSITIVE POWER
PERSON WITH (1)                                        0
----------- ------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,807,690 (2)
----------- ------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                        [_]
----------- ------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            26.0% (3)
----------- ------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            CO
=========== ========================================================================================================================

(1) See Items 4 and 6 to this Statement.

(2) On May 23, 2001, Excalibur Investments B.V. ("Excalibur") purchased 551,298 shares of SRC Common Stock pursuant to the First Stock Purchase Agreement. In addition, Excalibur has subscribed for 1,653,895 shares of SRC Common Stock to be issued at the Second Closing under the First Stock Purchase Agreement and 3,794,807 shares of SRC Common Stock to be issued pursuant to the Second Stock Purchase Agreement. All of the shares of SRC Common Stock issued pursuant to the First Stock Purchase Agreement and the Second Stock Purchase Agreement are subject to a SRC Voting Agreement. Also includes 1,807,690 shares of SRC Common Stock owned or to be owned by Euro Ventures Equity Holdings B.V., a wholly-owned subsidiary of Excalibur, of which Excalibur has the ability to control the voting and disposition, all of which are subject to either a SRC Voting Agreement or an Eyeshop Voting Agreement. See the immediately preceding page of the Statement for details regarding SRC Common Shares owned or to be owned by Euro Ventures. (See Items 4 and 6 of this Statement)

(3) Based upon a total of 30,082,810 shares of SRC Common Stock expected to be outstanding following the Second Closing under the First Stock Purchase Agreement, the Second Stock Purchase Agreement and the Merger Agreement.
(See Items 4 and 6 of this Schedule)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

=========================================                                               ============================================
CUSIP NO.  82655N105                                          13D                       Page 9 of 19 Pages
=========================================                                               ============================================

=========== ========================================================================================================================
1           NAME OF REPORTING PERSON                                                       GLT Co. LLC
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
----------- ------------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [_]
                                                                                   (b) X
----------- ------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- ------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
            WC
----------- ------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                        [_]
----------- ------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
---------------------------------------------- ------- -----------------------------------------------------------------------------
NUMBER OF                                      7       SOLE VOTING POWER
                                                       1,271,120 (2)
SHARES
                                               ------- -----------------------------------------------------------------------------
BENEFICIALLY
                                               8       SHARED VOTING POWER
OWNED BY                                               0
                                               ------- -----------------------------------------------------------------------------
EACH                                           9       SOLE DISPOSITIVE POWER
                                                       1,271,120 (2)
REPORTING                                      ------- -----------------------------------------------------------------------------
                                               10      SHARED DISPOSITIVE POWER
PERSON WITH (1)                                        0
----------- ------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,271,120 (2)
----------- ------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                        [_]
----------- ------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.2% (3)
----------- ------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            00
=========== ========================================================================================================================

(1) See Items 4 and 6 to this Statement.

(2) On May 23, 2001, GLT Co. LLC ("GLT") purchased 34,456 shares of SRC Common Stock pursuant to the First Stock Purchase Agreement. In addition, GLT has subscribed for 103,368 shares of SRC Common Stock to be issued at the Second Closing under the First Stock Purchase Agreement and 112,176 shares of SRC Common Stock to be issued pursuant to the Second Stock Purchase Agreement. Also, includes 1,021,120 shares of SRC Common Stock are to be issued to Gary Tillman pursuant to the Merger Agreement, in exchange for 210,357 shares of common stock of eyeshop.com and 2,085 shares of Series B Convertible Preferred Stock of eyeshop.com. Currently, the 210,357 shares of common stock are owned by Dengar, L.P., of which Mr. Tillman is a 34.51% owner. Dengar presently holds 609,554 shares of SRC Common Stock. It is expected that prior to the Merger, the eyeshop.com shares owned Dengar L.P. will be distributed to the partners of Dengar in accordance with their ownership percentages. Mr. Tillman is the sole member of GLT. The shares of SRC Common Stock to be issued pursuant to the First Stock Purchase Agreement and the Second Stock Purchase Agreement are subject to a SRC Voting Agreement. The shares of SRC Common Stock issued pursuant to the Merger Agreement are subject to a SRC Voting Agreement and an Eyeshop Voting Agreement. (See Items 4 and 6 of this Statement)

(3) Based upon a total of 30,082,810 hares of SRC Common Stock expected to be outstanding following the Second Closing under the First Stock Purchase Agreement, the Second Stock Purchase Agreement and the Merger Agreement.
(See Items 4 and 6 of this Schedule)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

=========================================                                               ============================================
CUSIP NO.  82655N105                                          13D                       Page 10 of 19 Pages
=========================================                                               ============================================

=========== ========================================================================================================================
1           NAME OF REPORTING PERSON                                                      Carene S. Kunkler
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
----------- ------------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [_]
                                                                                   (b) X
----------- ------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- ------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
            PF
----------- ------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                        [_]
----------- ------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            USA
---------------------------------------------- ------- -----------------------------------------------------------------------------
NUMBER OF                                      7       SOLE VOTING POWER
                                                       242,281 (2)
SHARES
                                               ------- -----------------------------------------------------------------------------
BENEFICIALLY                                   8       SHARED VOTING POWER
                                                       0
OWNED BY
                                               ------- -----------------------------------------------------------------------------
EACH                                           9       SOLE DISPOSITIVE POWER
                                                       242,281 (2)
REPORTING                                      ------- -----------------------------------------------------------------------------
                                               10      SHARED DISPOSITIVE POWER
PERSON WITH (1)                                        0
----------- ------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            242,281 (2)
----------- ------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                        [_]
----------- ------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            .8% (3)
----------- ------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            IN
=========== ========================================================================================================================

(1) See Items 4 and 6 to this Statement.

(2) Consists of 242,281 Shares of SRC Common Stock to be subject to options to be issued pursuant to the Merger Agreement in exchange for immediately exercisable options held by Ms. Kunkler to purchase 53,602 shares of common stock of eyeshop.com. All of the shares of SRC Common Stock issued pursuant to the Merger Agreement are subject to a SRC Voting Agreement and an Eyeshop Voting Agreement. (See Items 4 and 6 of this Statement)

(3) Based upon a total of 30,082,810 shares of SRC Common Stock expected to be outstanding following the Second Closing under the First Stock Purchase Agreement, the Second Stock Purchase Agreement and the Merger Agreement.
(See Items 4 and 6 of this Schedule)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

=========================================                                               ============================================
CUSIP NO.  82655N105                                          13D                       Page 11 of 19 Pages
=========================================                                               ============================================

=========== ========================================================================================================================
1           NAME OF REPORTING PERSON                                                       La Sesta S.A.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
----------- ------------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [_]
                                                                                   (b) X
----------- ------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- ------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
            WC
----------- ------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                        [_]
----------- ------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Luxembourg
---------------------------------------------- ------- -----------------------------------------------------------------------------
NUMBER OF                                      7       SOLE VOTING POWER
                                                       2,980,509 (2)
SHARES
                                               ------- -----------------------------------------------------------------------------
BENEFICIALLY                                   8       SHARED VOTING POWER
                                                       0
OWNED BY                                       ------- -----------------------------------------------------------------------------

EACH                                           9       SOLE DISPOSITIVE POWER
                                                       2,980,509 (2)
REPORTING                                      ------- -----------------------------------------------------------------------------
                                               10      SHARED DISPOSITIVE POWER
PERSON WITH (1)                                        0
----------- ------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,980,509 (2)
----------- ------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                        [_]
----------- ------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.9% (3)
----------- ------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            IC
=========== ========================================================================================================================

(1) See Items 4 and 6 to this Statement.

(2) On May 23, 2001, La Sesta S.A. ("La Sesta") purchased 310,105 shares of SRC Common Stock pursuant to the First Stock Purchase Agreement. In addition, La Sesta has subscribed for 930,316 shares of SRC Common Stock to be issued at the Second Closing under the First Stock Purchase Agreement and 1,009,579 shares of SRC Common Stock to be issued pursuant to the Second Stock Purchase Agreement. Also, includes 730,509 shares of SRC Common Stock are to be issued to La Sesta pursuant to the Merger Agreement in exchange for 10,421 shares of Series B Convertible Preferred Stock of eyeshop.com and 83,875 shares of common stock of eyeshop.com. Currently, the 83,875 common shares of eyeshop.com are owned by Dengar L.P., of which La Sesta owns 13.76%. Dengar presently holds 609,554 shares of SRC Common Stock. It is expected that the shares of common stock of eyeshop.com owned by Dengar L.P. will be distributed to the partners of Dengar in proportion to their ownership interests prior to the Merger. All of the shares of SRC Common Stock to be issued pursuant to the First Stock Purchase Agreement and the Second Stock Purchase Agreement are subject to a SRC Voting Agreement. All of the shares of SRC Common Stock issued pursuant to the Merger Agreement are subject to a SRC Voting Agreement and an Eyeshop Voting Agreement. (See Items 4 and 6 of this Statement)

(3) Based upon a total of 30,082,810 shares of SRC Common Stock expected to be outstanding following the Second Closing under the First Stock Purchase Agreement, the Second Stock Purchase Agreement and the Merger Agreement.
(See Items 4 and 6 of this Schedule)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

=========================================                                               ============================================
CUSIP NO.  82655N105                                          13D                       Page 12 of 19 Pages
=========================================                                               ============================================

=========== ========================================================================================================================
1           NAME OF REPORTING PERSON                                                       William M. LaWarre
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES)
----------- ------------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [_]
                                                                          (b) X
----------- ------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- ------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
            PF
----------- ------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                        [_]
----------- ------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
---------------------------------------------- ------- -----------------------------------------------------------------------------
NUMBER OF                                      7       SOLE VOTING POWER
                                                       750,000 (2)
SHARES
                                               ------- -----------------------------------------------------------------------------
BENEFICIALLY                                   8       SHARED VOTING POWER
                                                       0
OWNED BY
                                               ------- -----------------------------------------------------------------------------
EACH                                           9       SOLE DISPOSITIVE POWER
                                                       750,000 (2)
REPORTING                                      ------- -----------------------------------------------------------------------------
                                               10      SHARED DISPOSITIVE POWER
PERSON WITH (1)                                        0
----------- ------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            750,000 (2)
----------- ------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                        [_]
----------- ------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.5% (3)
----------- ------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            IN
=========== ========================================================================================================================

(1) See Items 4 and 6 to this Statement.

(2) On May 23, 2001, William LaWarre purchased 103,369 shares of SRC Common Stock pursuant to the First Stock Purchase Agreement. In addition, Mr. LaWarre has subscribed for 310,105 shares of SRC Common Stock to be issued at the Second Closing under the First Stock Purchase Agreement and 336,526 shares of SRC Common Stock to be issued pursuant to the Second Stock Purchase Agreement. All of the shares of SRC Common Stock to be issued pursuant to the First Stock Purchase Agreement and the Second Stock Purchase Agreement are subject to the SRC Voting Agreement. (See Items 4 and 6 of this Statement).

(3) Based upon a total of 30,082,810 shares of SRC Common Stock expected to be outstanding following the Second Closing under the First Stock Purchase Agreement, the Second Stock Purchase Agreement and the Merger Agreement.
(See Items 4 and 6 of this Schedule)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 82655N105                                          Page 13 of 19 Pages

ITEM 1. SECURITY AND ISSUER.
------- --------------------

The title of the class of equity securities to which this Schedule 13D (the "Statement") relates is common stock, par value $.01 per share ("Common Stock"), of Sight Resource Corporation, a Delaware corporation ("SRC"). The principal executive offices of SRC are located at 100 Jeffrey Avenue, Holliston, Massachusetts 01746.

ITEM 2. IDENTITY AND BACKGROUND.
------- ------------------------

         (a)      Names of Reporting Persons.

The names of the persons and entities filing this Statement are Dolores Butler, Donald Butler, E. Dean Butler, The Cadle Holding Company, a Delaware limited liability company, Celerity Ventures, LLC, a Delaware limited liability company, Euro Ventures Equity Holdings B.V., a Netherlands company, Excalibur Investments B.V., a Netherlands company, GLT Co. LLC, a Delaware limited liability company, Carene S. Kunkler, La Sesta S.A., a Luxembourg company, and William M. LaWarre (collectively, the "Reporting Persons").

         (b)      Residence or Business Address of Reporting Persons

         The residence or business address of each Reporting Person is set forth on Schedule A attached hereto.

         (c) Present Principal Occupation, Employment or Business of Reporting Persons

         The present principal occupation, employment or business of each Reporting Person is set forth on Schedule A attached hereto.

         (d)      Convictions in Criminal Proceedings

         During the last five years, no Reporting Person and, in the case of Reporting Persons that are corporations or other entities, no officer, director or "control" person of such Reporting Persons, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         (e)      Violations of Securities Laws

         During the last five years, no Reporting Person and, in the case of Reporting Persons that are corporations or other entities, no officer, director or "control" person of such Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has had the result of subjecting such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship or Place of Organization

         The citizenship or place of organization of each Reporting Person is set forth on Schedule A attached hereto.

CUSIP No. 82655N105                                          Page 14 of 19 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
------- --------------------------------------------------

                  As of the First Closing (discussed below in Item 4), a total of 1,250,000 shares of SRC Common Stock have been purchased by the Reporting Persons (other than E. Dean Butler and Carene S. Kunkler) for an aggregate purchase price of $250,000. For each Reporting Person that is a corporation or other entity other than Euro Ventures Equity Holdings, B.V., the source of funds was working capital and, in the case of Euro Ventures Equity Holdings, B.V., the source of funds was Excalibur Investments, B.V., the sole shareholders of Euro Ventures. In the case of Reporting Persons who are natural persons, the source of funds was personal funds for each. The source of funds for the purchase of additional shares of SRC Common Stock pursuant to the Second Closing and the Second Stock Purchase Agreement (each discussed in Item 4 below) is expected to be the same as for the initial purchase of shares at the First Closing.

ITEM 4. PURPOSE OF TRANSACTION.
------- -----------------------

                  The SRC Common Stock is being acquired by the Reporting Persons in connection with the merger of eyeshop.com inc., a Delaware corporation ("Eyeshop"), with Eyeshop Acquisition Corp., a Delaware corporation ("EAC") and wholly-owned subsidiary of SRC (the "Merger"). As a result of the Merger, Eyeshop will become a wholly owned subsidiary of SRC.

                  The acquisition of the SRC Common Stock and the Merger (collectively, the "Transactions") will occur in three phases, as described below. In addition to serving to combine Eyeshop and SRC, the Transactions will, as described below, serve the purposes of (i) allowing the Eyeshop management team to assume management control of SRC, (ii) placing on the Board of Directors of SRC, three members of the Board of Directors of Eyeshop and another individual who is an indirect shareholder of Eyeshop, (iii) creating a capital infusion for SRC, and (iv) putting the Reporting Persons in a position to benefit economically if the Transactions and management changes result in increases in the value of SRC and its shares.

                  The first phase of the Transactions was the purchase of 1,250,000 shares of SRC Common Stock by certain of the Reporting Persons on May 23, 2001 pursuant to the Common Stock Purchase Agreement dated May 23, 2001 among SRC, certain of the Reporting Persons and Eyeshop (the "First Stock Purchase Agreement"). The second phase will be the purchase of an additional 3,750,000 shares of SRC Common Stock by certain of the Reporting Persons pursuant to the First Stock Purchase Agreement and will close upon consummation of the Merger, which is expected to take place in July 2001 (the "Second Closing"). In addition, a total of 6,569,500 shares of SRC Common Stock will be purchased by certain of the Reporting Persons at the same time as the Second Closing pursuant to the Common Stock Purchase Agreement II dated May 31, 2001 among certain of the Reporting Persons and SRC (the "Second Stock Purchase Agreement"). The Second Closing and the Merger are contingent upon the approval of an increase in the authorized shares of SRC Common Stock from 20 million to 50 million shares. The SRC stockholder meeting for such approval is expected to occur in July 2001. As part of the Merger, certain Reporting Persons who are stockholders of Eyeshop will receive an additional 5,131,186 shares of SRC Common Stock in exchange for their Eyeshop shares. As part of the Merger, certain of the Reporting Persons will receive, in exchange for options to purchase Eyeshop shares, immediately exercisable options to purchase an aggregate of 484,562 shares of SRC Common Stock. Such options to purchase Eyeshop shares may, however, be exercised prior to the Merger.

                  In connection with the First Closing, certain members of the Eyeshop management team replaced several members of SRC's Board of Directors and replaced the Chairman of the Board and Chief Executive Officer of SRC. Specifically, E. Dean Butler, President of Eyeshop, succeeded Christian Callsen as the Chairman of the SRC Board of Directors, and Carene S. Kunkler, Vice President of Eyeshop and President of eyeshop.com USA,: inc., replaced William Sullivan as the Chief Executive Officer and President of SRC. In addition, William Sullivan and Steve Blinn resigned as members of the SRC Board and E. Dean Butler, Carene S. Kunkler and William B. Connell (each being a member of the Eyeshop Board) were appointed to the SRC Board. Upon the consummation of the Merger, Dino Tabacchi will also be appointed as an additional member of the SRC Board. Mr. Tabacchi is an affiliate of Euro Ventures Equity Holdings B.V. and Excalibur Investments B.V., two of the Reporting Persons.

                  If completed in accordance with their terms, the First Stock Purchase Agreement and the Second Stock Purchase Agreement will, in combination, result in the sale by SRC of 11,569,500 shares of common stock at a price of $2,313,900.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
------- -------------------------------------

                  (a) As a result of the SRC Voting Agreements (see Item 6 of this Statement) and pursuant to Rule 13d-5, each of the parties to the SRC Voting Agreements may be deemed to be members of a "group." As of May 23, 2001, the Reporting Persons beneficially own 1,455,300 shares of SRC Common Stock, or 13.6% of the outstanding shares of SRC Common Stock. Pursuant to the Second Closing of the First Stock Purchase Agreement, the Second Stock Purchase Agreement and the Merger, the Reporting Persons will receive an additional 11,904,411 shares of SRC Common Stock, representing an aggregate of 39.6% of what is expected to be the total issued and outstanding shares of SRC at that time. (See Items 4 and 6 of this Statement).

                  (b) See the individual cover pages to this Statement for the number of shares of SRC Common Stock for which each of the Reporting Persons has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition.

CUSIP No. 82655N105                                          Page 15 of 19 Pages

                 (c) No transactions in shares of SRC Common Stock were effected in the 60 days prior to the filing of this Statement other than the transaction described in this Statement.

                 (d) Donald Butler beneficially owns certain shares of SRC Common Stock as trustee of the Ardun Butler Trust and the Kira Butler Trust. Other individuals, specifically the trust beneficiaries, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. Neither trust will own more than 5% of the shares of SRC Common Stock.

                 (e)   See paragraph (a) of this Item 5.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
------- ------------------------------------------------------------------------
        SECURITIES OF THE ISSUER.
        -------------------------

                 The Reporting Persons (other than E. Dean Butler and Carene S. Kunkler) entered into the First Stock Purchase Agreement and the Second Stock Purchase Agreement, each discussed in Item 4 above. SRC, Eyeshop and EAC entered into an Agreement and Plan of Merger dated May 23, 2001, pursuant to which EAC will be merged with and into Eyeshop, and Eyeshop will become a wholly-owned subsidiary of SRC (the "Merger Agreement"), also as discussed in
Item 4 above.

                 In connection with the Merger Agreement, each of the Reporting Persons (other than E. Dean Butler and Carene S. Kunkler) entered into a Stockholder Voting Agreement (the "SRC Voting Agreements"). Under the SRC
Voting Agreements, each such Reporting Person individually agrees with Eyeshop to vote all of the shares of SRC Common Stock acquired by such Reporting
Person after execution of the Voting Agreement (i) in favor of the amendment to SRC's Certificate of Incorporation to increase the authorized shares of common stock from 20 million to 50 million (as discussed in Item 4 above), (ii) to increase the number of shares to be issued under SRC's 1992 Employee, Director and Stock Option Plan, as amended, and (iii) in favor of certain nominees to SRC's Board of Directors (E. Dean Butler, Carene Kunkler and/or William
Connell, on the one hand, and Christian Callsen, William McLendon and/or Ryan Schwarz on the other hand and, to the extent that there are additional positions on the Board not filled by any of the foregoing, for any additional nominees recommended to the stockholders for election by the Board of Directors of SRC). Such Reporting Persons also agreed not to vote such SRC shares in favor of any other acquisition proposal relating to SRC.

                 Also in connection with the Merger Agreement, each of the Reporting Persons who is a beneficial owner of Eyeshop shares (the "Eyeshop Reporting Persons") entered into a Stockholder Agreement (Eyeshop Stockholders) (the "Eyeshop Voting Agreement"). Under the Eyeshop Voting Agreement, each such Eyeshop Reporting Person has individually agreed with SRC to vote their Eyeshop shares in favor of the Merger. Additionally, upon consummation of the Merger, the Eyeshop Voting Agreements state that the Eyeshop Reporting Persons will vote all shares of SRC Common Stock received as Merger consideration in favor of the nominees to SRC's Board of Directors as follows: E. Dean Butler, Carene Kunkler and/or William Connell, on the one hand, and Christian Callsen, William McLendon and/or Ryan Schwarz on the other hand, and, to the extent that there are additional positions on the Board not filled by any of the foregoing, for any additional nominees recommended to the stockholders for election by the Board of Directors of SRC. The Eyeshop Reporting Persons have also executed Irrevocable Proxies (irrevocable for the term of the Eyeshop Voting Agreements) pursuant to which they appointed the President and Secretary of SRC to vote their Eyeshop shares in accordance with the foregoing.

                 The provisions of the SRC Voting Agreements and the Eyeshop Voting Agreements with respect to the election of directors expire three years after the effective time of the Merger (or, if the Merger is not completed, at the time of termination of the Merger Agreement). Other provisions of the SRC Voting Agreements and the Eyeshop Voting Agreements terminate at the effective time of the Merger or upon termination of the Merger Agreement, as the case may be.

                 Shares of SRC Common Stock acquired pursuant to the Common Stock purchase Agreements have not been registered under the Securities Act of 1933 and are subject to certain contractual restrictions on disposition. Until two years after the effective time of the Merger, each Reporting Person receiving shares of SRC Common Stock under the First Stock Purchase Agreement, the Second Stock Purchase Agreement, and the Merger Agreement, has agreed not to transfer the shares of SRC Common Stock received by such purchaser under such Agreements unless:

        - The transfer is to an affiliate of the Reporting Person who also agrees to be bound by the terms of the applicable transaction agreement;

        - The transfer occurs simultaneously with or after a merger of SRC or the sale of all or substantially all of the assets of SRC;

        - The transfer occurs after the closing of a firm commitment underwritten public offering pursuant to an effective registration statement of SRC Common Stock with net proceeds of at least $15,000,000; or

        - The transfer is equal to or less than 15% of the shares received by such Reporting Person pursuant to such Agreements.


                 In addition, during the period of time between two years and three years after completion of the Merger, E. Dean Butler and Carene S. Kunkler have each agreed not to transfer more than 45% of the shares of SRC Common Stock acquired by each of them pursuant to the Merger Agreement, subject to the exceptions above.

                 The First Stock Purchase Agreement, the Second Stock Purchase Agreement and the Merger Agreement each require SRC, prior to the consummation of such Agreements, to execute and tender to persons acquiring shares of SRC Common Stock pursuant to such Agreements a Registration Rights Agreement. The Registration Rights Agreement shall grant to such persons, commencing two years after such consummation, certain rights to have such shares of SRC Common Stock registered under the Securities Act of 1933.

                 The Reporting Persons have also entered into the Joint Filing Agreement dated April 27, 2001, whereby each Reporting Person has agreed to a joint filing of this Statement and subsequent amendments thereto. In connection therewith, each Reporting Person has executed a Power of Attorney giving Carene
S. Kunkler and Gary L. Tillman a power of attorney to execute, as applicable, Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the "Act") and the rules thereunder, and Schedules 13D and 13G, and

CUSIP No. 82655N105                                          Page 16 of 19 Pages

any amendments thereto or agreements relating to "group" filings thereof, in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder.

                 The Reporting Persons disclaim that they are a "group" for purposes of Section 13(d) of the Securities and Exchange Act of 1934 and Regulation 13D-G thereunder. Each Reporting Person disclaims that it is the beneficial owner of any shares of SRC beneficially owned by any other Reporting Person, except that (i) certain shares owned by Dolores Butler or Donald Butler may be considered to be beneficially owned by the other, and (ii) shares beneficially owned by Euro Ventures Equity Holdings B.V. may be considered to be beneficially owned by Excalibur Investments B.V.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
------- ---------------------------------

                 Exhibit A   Common Stock Purchase Agreement dated May 23, 2001
                             among Sight Resources Corporation, eyeshop.com,
                             Inc., and the Purchasers listed on Exhibit A thereto
                             (incorporated by reference from Exhibit 99.1 to Sight
                             Resource Corporation's Current Report on Form 8-K,
                             dated May 23, 2001 and filed with the Securities and
                             Exchange Commission ("SEC") on May 25, 2001 and made
                             a part hereof).

                 Exhibit B   Agreement and Plan of Merger dated May 23, 2001, by and
                             among Sight Resources Corporation, Eyeshop Acquisition
                             Corp., eyeshop.com, Inc. (incorporated by reference from
                             Exhibit 99.2 to Sight Resource Corporation's Current
                             Report on Form 8-K dated May 23, 2001 and filed with the
                             SEC on May 25, 2001, and made a part hereof).

                 Exhibit C   Form of Stockholder Voting Agreement addressed to
                             eyeshop.com, Inc. and signed by each Reporting Person,
                             other than E. Dean Butler and Carene Kunkler, and related
                             form of Irrevocable Proxy (the "SRC Voting Agreements")
                             (incorporated by reference from Exhibit C-1 to Exhibit 99.2 to Sight Resource Corporation's Current Report on Form 8-K
                             dated May 23, 2001 and filed with the SEC on May 25, 2001, and made a part hereof).

                 Exhibit D   Form of Stockholder Voting Agreement addressed to Sight
                             Resources Corporation and signed by each Reporting Person
                             who is a stockholder of eyeshop.com, Inc. and related Form of Irrevocable Proxy (the "Eyeshop Voting Agreements")
                             (incorporated by reference from Exhibit C-2 to Exhibit 99.2 to Sight Resource Corporation's Current Report on Form 8-K
                             dated May 23, 2001 and filed with the SEC on May 25, 2001, and made a part hereof).

                 Exhibit E   Common Stock Purchase Agreement II dated May 31, 2001 among
                             Sight Resources Corporation and the Persons listed on
                             Exhibit A thereto.
                 Exhibit F   Power of Attorney of Dolores Butler
                 Exhibit G   Power of Attorney of Donald Butler
                 Exhibit H   Power of Attorney of E. Dean Butler
                 Exhibit I   Power of Attorney of Cadle Holding Company
                 Exhibit J   Power of Attorney of Celerity Ventures, LLC
                 Exhibit K   Power of Attorney of Euro Ventures Equity Holdings B.V.
                 Exhibit L   Power of Attorney of Excalibur Investments B.V.
                 Exhibit M   Power of Attorney of GLT Co. LLC
                 Exhibit N   Power of Attorney of La Sesta S.A.
                 Exhibit O   Power of Attorney of William M. LaWarre
                 Exhibit P   Joint Filing Agreement

                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2001


                                    /s/ Carene S. Kunkler
                                    -------------------------------------------
                                    Carene S. Kunkler, individually, and as
                                    Attorney-In-Fact for Dolores Butler, Donald
                                    Butler, E. Dean Butler, Cadle Holding
                                    Company, Celerity Ventures, LLC, Euro
                                    Ventures Equity Holdings B.V., Excalibur
                                    Investments B.V., GLT Co. LLC, La Sesta
                                    S.A., and William M. LaWarre

                                   SCHEDULE A
                                       TO
                                  SCHEDULE 13-D

          REPORTING PERSONS
          ----------------------------

CUSIP No. 82655N105                                          Page 17 of 19 Pages

                        Residence,                      Present Principal                  Country of
Name of                 Business or Principal           Occupation, Employment             Citizenship/Place
Reporting Person        Business Address                or Business                        of Organization
----------------        ----------------------          ----------------------             ------------------
Dolores Butler          7 Spring Knoll Dr.              Homemaker                             U.S.A.
                        Cincinnati, OH 45227

Donald Butler           7 Spring Knoll Dr.              President,                            U.S.A.
                        Cincinnati, OH 45227            Zakiras Garage

E. Dean Butler          6219 Wooster Road               Chairman,                             U.S.A.
                        Cincinnati, OH 45227            Sight Resources
                                                        Corporation

The Cadle Holding       100 North Center St.            Investment and                        Delaware
Company                 Newton Falls, OH 44444          Participation in other
                                                        Companies

Celerity Ventures,      44 Hillcrest Pkwy.              Investment and                        Delaware
LLC                     Winchester, MA 01890            Participation in other
                                                        Companies

Euro Ventures           Leidsekade 98                   Investment and                        Netherlands
Equity Holdings B.V.    1017 PP Amsterdam               Participation in other
                                                        Companies

Excalibur Investments   Leidsekade 98                   Investment and                        Netherlands
B.V.                    1017 PP Amsterdam               Participation in other
                                                        Companies
GLT Co. LLC             c/o Tom Burke                                                         Delaware
                        P.O. Box 45
                        1144 Grandview Rd.
                        Glendale, WV 26038

La Sesta S.A.           6-12 Place d'Armes             Investment and                         Luxembourg
                        L-1136 Luxembourg              Participation in other
                                                       Companies

Carene S. Kunkler       3100 Hawkslanding Dr.          Chief Executive Officer
                        Cincinnati, OH 45244           and President of                       U.S.A.
                                                       Sight Resources Corporation

William M. LaWarre      20 Garden Place                Retired                                U.S.A.
                        Cincinnati, OH 45208

                             DIRECTORS, OFFICERS AND
                             CONTROLLING PERSONS OF
                            THE CADLE HOLDING COMPANY
                            -------------------------



Name of Director                                        Present Principal                Country of
Officer or               Residence or                   Occupation or Employment         Citizenship/Place
Controlling Person       Business Address               or Business                      of Organization
----------------        ----------------                ------------------------         -------------

Daniel C. Cadle          100 North Center St.            President, The Cadle            U.S.A.
                         Newton Falls, OH                Holding Company
                         44444

CUSIP No. 82655N105                                          Page 18 of 19 Pages


                             DIRECTORS, OFFICERS AND
                             CONTROLLING PERSONS OF
                              CELERITY VENTURES LLC
                              ---------------------

Name of Director,                                      Present Principal                   Country of
Officer or               Residence or                  Occupation, Employment,             Citizenship/Place
Controlling Person       Business Address              or Business                         of Organization
------------------      ----------------               -------------------------           -----------------

Hemang Dave             296 Concord Road                President,                         U.S.A.
                        Suite 180                       THINQ Learning
                        Billerica, MA 01821             Solutions, Inc.

Geoff Stein             296 Concord Road                Vice President,                    U.S.A.
                        Suite 180                       Corporate Development,
                        Billerica, MA 01821             THINQ Learning
                                                        Solutions, Inc.


                             DIRECTORS, OFFICERS AND
                             CONTROLLING PERSONS OF
                       EURO VENTURES EQUITY HOLDINGS B.V.
                       ----------------------------------

Name of Director,                                      Present Principal                   Country of
Officer or               Residence or                  Occupation, Employment,             Citizenship/Place
Controlling Person       Business Address              or Business                         of Organization
------------------      ----------------               -------------------------           -----------------

Intra Beheer B.V.        Leidsekade 98,                 Service Company                     Netherlands
                         1017 PP
                         Amsterdam

Excalibur Investments
B.V. - See below

Dino Tabacchi            Via Patriarcato 16              Vice President,                    Italy
                         35100 Padova                    Safilo, SpA
                         Italy

                             DIRECTORS, OFFICERS AND
                             CONTROLLING PERSONS OF
                           EXCALIBUR INVESTMENTS B.V.
                           --------------------------

Name of Director,                                      Present Principal                   Country of
Officer or               Residence or                  Occupation, Employment,             Citizenship/Place
Controlling Person       Business Address              or Business                         of Organization
------------------      ----------------               -------------------------           -----------------

Intra Beheer B.V.       Leidsekade 98,                 Service Company                      Netherlands
                        1017 PP
                        Amsterdam

Dino Tabacchi           Via Patriarcato 16             Vice President,                     Italy
                        35100 Padova                   Safilo, SpA
                        Italy

Edec Holdings srl       Galleria Storione 7            Investment and                      Italy
                        35100 Padova                   Participation in other
                        Italy                          Companies

CUSIP No. 82655N105                                          Page 19 of 19 Pages


                             DIRECTORS, OFFICERS AND
                             CONTROLLING PERSONS OF
                                   GLT CO. LLC
                                   -----------

Name of Director,                                      Present Principal                   Country of
Officer or               Residence or                  Occupation, Employment,             Citizenship/Place
Controlling Person       Business Address              or Business                         of Organization
------------------      ----------------               -------------------------           -----------------

Gary L. Tillman                                        Consultant                           U.S.A.


                             DIRECTORS, OFFICERS AND
                             CONTROLLING PERSONS OF
                                  LA SESTA S.A.
                                  -------------

Name of Director,                                      Present Principal                   Country of
Officer or               Residence or                  Occupation, Employment,             Citizenship/Place
Controlling Person       Business Address              or Business                         of Organization
------------------      ----------------               -------------------------           -----------------

Marco Brustio           Piazza Parrocchiale 1           Company Executive                  Italy
                        21020 Galliate
                        Lombardo (VA), Italy

Giovanni Orsi           Via Petrarca 24                 Company Executive                  Italy
Mazzucchelli            21100 Varese
                        Italy

Mazzucchelli            21100 Varese
                        Italy

                                                                       EXHIBIT E

                                                                         5/24/01

                       COMMON STOCK PURCHASE AGREEMENT II

                                  by and among

                           SIGHT RESOURCE CORPORATION

                                       and

                     THE PERSONS LISTED ON EXHIBIT A HERETO

                            Dated as of May 31, 2001


                                                 TABLE OF CONTENTS
ARTICLE I DEFINITIONS.............................................................................................2

   SECTION 1.01      DEFINITIONS..................................................................................2

ARTICLE II PURCHASE AND SALE OF THE SHARES........................................................................4

   SECTION 2.01      PURCHASE AND SALE OF THE SHARES..............................................................4

ARTICLE III MERGER................................................................................................4

   SECTION 3.01      MERGER AGREEMENT.............................................................................4

ARTICLE IV CONDITIONS TO CLOSING..................................................................................5

   SECTION 4.01      MUTUAL CONDITIONS TO CLOSING.................................................................5
   SECTION 4.02      CONDITIONS TO PURCHASER'S OBLIGATIONS........................................................5
   SECTION 4.03      CONDITIONS TO COMPANY'S OBLIGATIONS..........................................................7

ARTICLE V REPRESENTATIONS AND WARRANTIES..........................................................................8

   SECTION 5.01      REPRESENTATIONS AND WARRANTIES OF THE COMPANY................................................8
   SECTION 5.02      REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS............................................11

ARTICLE VI COVENANTS.............................................................................................12

   SECTION 6.01      PERFORMANCE.................................................................................12
   SECTION 6.02      COOPERATION.................................................................................13
   SECTION 6.03      ISSUANCE OF ADDITIONAL SHARES...............................................................13

ARTICLE VII LIMITATIONS AND RESTRICTIONS.........................................................................13

   SECTION 7.01      RESTRICTIONS ON SALES BY PURCHASERS.........................................................13
   SECTION 7.02      REGISTRATION RIGHTS.........................................................................13
   SECTION 7.03      CARLYLE REGISTRATION........................................................................14

ARTICLE VIII MISCELLANEOUS.......................................................................................14

   SECTION 8.01      NOTICES.....................................................................................14
   SECTION 8.02      LEGENDS.....................................................................................15
   SECTION 8.03      TERMINATION.................................................................................15
   SECTION 8.04      ACTION BY PURCHASERS........................................................................15
   SECTION 8.05      ENTIRE AGREEMENT............................................................................16
   SECTION 8.06      MODIFICATIONS AND AMENDMENTS................................................................16
   SECTION 8.07      WAIVERS AND CONSENTS........................................................................16
   SECTION 8.08      ASSIGNMENT..................................................................................16
   SECTION 8.09      BENEFIT.....................................................................................16
   SECTION 8.10      GOVERNING LAW...............................................................................16
   SECTION 8.11      SEVERABILITY................................................................................17
   SECTION 8.12      INTERPRETATION..............................................................................17
   SECTION 8.13      HEADINGS AND CAPTIONS.......................................................................17
   SECTION 8.14      ENFORCEMENT.................................................................................17
   SECTION 8.15      NO WAIVER OF RIGHTS, POWERS AND REMEDIES....................................................17
   SECTION 8.16      EXPENSES....................................................................................17
   SECTION 8.17      CONFIDENTIALITY.............................................................................18
   SECTION 8.18      PUBLICITY...................................................................................18
   SECTION 8.19      COUNTERPARTS................................................................................18

                       COMMON STOCK PURCHASE AGREEMENT II

         THIS COMMON STOCK PURCHASE AGREEMENT (this "AGREEMENT"), dated as of the ___ day of May, 2001 (the "EFFECTIVE DATE"), by and among Sight Resource Corporation, a Delaware corporation (the "COMPANY"), and the persons listed on EXHIBIT A attached hereto (each a "PURCHASER" and collectively the "PURCHASERS").

         WHEREAS, the Purchasers desire to acquire and the Company is willing to issue and sell to the Purchasers shares of Common Stock, par value $.01 per share (the "COMMON STOCK"), of the Company, subject to the terms and conditions specified herein;

         WHEREAS, the Company entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT") with eyeshop.com, inc., a Delaware corporation ("Eyeshop"), and Eyeshop Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company ("EAC"), on May 23, 2001;

         WHEREAS, upon the adoption of the Merger Agreement by the stockholders of Eyeshop and EAC, EAC will merge with and into Eyeshop and Eyeshop will become a wholly-owned subsidiary of the Company (the "MERGER"); and

         NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement, the parties agree as follows:


                                    ARTICLE I
                                   DEFINITIONS

         SECTION 1.01 DEFINITIONS. As used in this Agreement, references to either gender shall include the other gender, and the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

                  "AFFILIATE" means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified.

                  "AGREEMENT" means this Common Stock Purchase Agreement, as amended, modified or supplemented from time to time.

                  "BUSINESS DAY" means any day on which commercial banks are not authorized or required by law to close in Boston, Massachusetts.

                  "CLOSING" and "CLOSING DATE" shall have the meanings specified in Section 2.01(b).

                  "COMMISSION" means the United States Securities and Exchange Commission or any other agency successor thereto.

                  "COMMON STOCK" has the meaning specified in the recitals to this Agreement.

                  "COMMON STOCK PURCHASE AGREEMENT I" means the Common Stock Purchase Agreement dated May 23, 2001 by and among the Company and certain purchasers indicated on the signature pages thereto.

                  "COMPANY" means and shall include Sight Resource Corporation, a Delaware corporation, and its successors and permitted assigns.

                  "EXCHANGE ACT" means the Securities Exchange Act of 1934 or any similar Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                  "EYESHOP" means and shall include eyeshop.com, inc. a Delaware corporation, and its successors and permitted assigns.

                  "LIQUIDITY EVENT" means (a) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company to the public with net proceeds to the Company of not less than $15,000,000 or
         (b) the closing of a consolidation or merger of the Company, or a sale of all or substantially all of the assets of the Company, other than
         (i) a merger, consolidation or sale of all or substantially all of the assets of the Corporation in a transaction in which the shareholders of the Company immediately prior to the transaction possess more than 50% of the voting securities of the surviving entity (or parent, if any) immediately after the transaction or (ii) the transactions contemplated by the Merger Agreement.

                  "MERGER" has the meaning specified in the preambles to this Agreement.

                  "MERGER AGREEMENT" has the meaning specified in the preambles to this Agreement.

                  "PERSON" means an individual, corporation, partnership, association, joint venture, trust, or unincorporated organization, or a government or any agency or political subdivision thereof.

                  "PURCHASER" means and shall include each Person who purchases Shares (as defined herein) hereunder and whose names and addresses appear on the signature pages hereto, and each of its or their successors and permitted assigns.

                  "SECURITIES ACT" means the Securities Act of 1933 or any similar Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                  "SHARES" has the meaning specified in Section 2.01(a).

                  "TRANSACTION DOCUMENTS" shall mean this Agreement and any other instruments or certificates to be executed and delivered in connection with this Agreement upon the Closing.

                                   ARTICLE II
                         PURCHASE AND SALE OF THE SHARES

         SECTION 2.01 PURCHASE AND SALE OF THE SHARES.

                  (a) ISSUANCE OF THE SHARES. Subject to the terms and conditions of this Agreement, at the Closing (as defined below), the Company agrees to issue and sell to each Purchaser, and each Purchaser agrees to purchase, that number of shares of the Company's Common Stock ("SHARES") as is set forth opposite of his/her/its name on the signature pages hereto at a purchase price of $0.20 per share. EXHIBIT A attached hereto shall reflect the actual number of shares so purchased opposite the names of each respective Purchaser.

                  (b) CLOSINGS; DELIVERY OF THE SHARES. The purchase and sale of the Shares shall take place on the effective date of the Merger of Eyeshop and EAC at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, MA 02111, at 10:00 a.m. (local time) or at such other location, time and date as may be mutually agreed upon by the parties (the "CLOSING" and the "CLOSING DATE"). At the Closing, subject to the terms and conditions contained in this Agreement, the Company will provide evidence satisfactory to the Purchasers that the Company has taken all steps necessary to cause to be issued to the Purchasers stock certificates evidencing the Shares, registered in the names of the Purchasers and dated as of the Closing Date, which stock certificates shall be delivered to the Purchasers within two Business Days of the Closing, against receipt of wire transfers of immediately available funds to an account of the Company specified to the Purchasers, in an aggregate amount equal to the purchase price for the Shares to be issued and sold at the Closing.

                  (c) At the time of the execution of this Agreement, the proceeds to be delivered to the Company shall be deposited in escrow pursuant to an escrow agreement in substantially the form of EXHIBIT B attached hereto.

                                   ARTICLE III
                                     MERGER

         SECTION 3.01 MERGER AGREEMENT. The Company agrees to use its best efforts to consummate the Merger of Eyeshop with EAC, a wholly-owned subsidiary of the Company, in accordance with the terms of the Merger Agreement. As a result of the Merger, Eyeshop will become a wholly owned subsidiary of the Company.

                                   ARTICLE IV
                              CONDITIONS TO CLOSING

         SECTION 4.01 MUTUAL CONDITIONS TO CLOSING. The obligation of the Purchasers to purchase and pay for, and the obligation of the Company to issue and sell to the Purchasers, the Shares at the Closing is subject to the following conditions:

                        (i) NO INJUNCTION. No injunction or order of any court
            or other governmental authority restraining the consummation of the transactions provided for herein or contemplated by the other Transaction Documents shall be in effect; and

                        (ii) NO TERMINATION. This Agreement shall not have been
            terminated pursuant to Section 8.03.

                        (iii) MERGER AGREEMENT. The Merger Agreement shall have
            been duly approved and authorized by all necessary action on the part of the Board of Directors and stockholders of the Company, EAC and Eyeshop, and the Merger shall have become effective.

         SECTION 4.02 CONDITIONS TO EACH PURCHASER'S OBLIGATIONS. The obligation of each Purchaser to purchase and pay for the Shares at the Closing is subject to the following additional conditions:

                        (i) COMPLIANCE WITH AGREEMENT. Each of the
            representations and warranties of the Company set forth in Article V hereof shall be true and correct in all material respects on and as of the date of the Closing, and all agreements, covenants and conditions required by this Agreement to be complied with or performed or fulfilled by the Company at or prior to such Closing shall have been complied with, performed or fulfilled in all material respects;

                        (ii) EXECUTED COUNTERPARTS. Each Purchaser shall have
            received prior to or at the Closing counterparts of each of the Transaction Documents, each in form and substance reasonably satisfactory to the Purchaser, duly executed by the Company;

                        (iii) DELIVERY OF STOCK CERTIFICATES. The Company shall
            have delivered to the Purchasers at the Closing, evidence reasonably satisfactory to the Purchasers that the Company has taken all steps necessary to cause to be issued to the Purchasers stock certificates evidencing the Shares, as specified in Section 2.01(b), registered in the names of the Purchasers;

                        (iv) OPINION OF COUNSEL. The Purchasers shall have
            received prior to or at the Closing an opinion from counsel to the Company in substantially the form attached hereto as EXHIBIT C;

                        (v) BOARD COMPOSITION. The following persons (among
            others) shall be members of the Board of Directors of the Company:
            E. Dean Butler, Carene S. Kunkler, William B. Connell and Dino Tabacchi (or, in the event any such individual declines or is unable to serve, such other individual as may be designated for election by the holders of at least a majority of the Shares held by the Purchasers or their Affiliates).

                        (vi) PENDING ACTIONS. No suit, action or proceeding
            which seeks to prohibit consummation of the transactions contemplated by this Agreement or by the Merger Agreement shall be pending;

                        (vii) THIRD MODIFICATION AGREEMENT. The Amended and Restated Third Modification Agreement between the Company and Sovereign Bank, New England shall be in full force and effect on the Closing Date, all conditions to the effectiveness of such Agreement shall have been satisfied, and Sovereign Bank shall have no right to terminate such Agreement or accelerate the taking of any action intended to be deferred by the Agreement.

                        (viii) CARLYLE LETTER AGREEMENT. The Letter Agreement
            dated May 21, 2001 between the Company and Carlyle Venture Partners, L.P. and certain of its affiliates ("Carlyle") shall be in full force and effect on the Closing Date;

                        (ix) SHAWNEE SETTLEMENT. The Settlement Agreement and
            Mutual Release dated March 20, 2001 between the Company and the former shareholders of Shawnee Optical, Inc. shall be in full force and effect on the Closing Date;

                        (x)FILING OF CERTIFICATE OF AMENDMENT. The Company shall
            have filed with the Delaware Secretary of State a Certificate of Amendment to the Company's Restated Certificate of Incorporation in order to increase the number of authorized shares of Common Stock, par value $.01 per share, of the Company to 50,000,000 shares.

                        (xi) DOCUMENTATION AT CLOSING. The Purchasers shall have
            received, prior to or at such Closing, (I) a certificate, executed by the Assistant Secretary of the Company and dated as of the Closing Date, together with and certifying as to (A) the resolutions of the Board of Directors of the Company authorizing the execution and delivery of this Agreement and the other Transaction Documents and the performance by the Company of all transactions contemplated hereby and thereby; (B) a copy of the Certificate of Incorporation of the Company, as amended and in effect as of the date of such Closing; (C) a copy of the by-laws of the Company, as amended and in effect as of the date of such Closing; and (D) the names of the officers of the Company authorized to sign the Transaction Documents together with the true signatures of such officers; and (II) a certificate, executed by an executive officer of the Company and dated as of the Closing Date, to the effect that, to the best of the knowledge of such individual, the conditions set forth in Section
            4.02 (and, if applicable, Section 4.03) have been satisfied;

                        (xii) DOCUMENTS AND PROCEEDINGS. All documents to be
            provided to the Purchasers hereunder, and all corporate and other proceedings taken or required to be taken in connection with the transactions contemplated hereby and to be consummated at or prior to such Closing and all documents incident thereto, shall be reasonably satisfactory in form and substance to the Purchasers or their counsel;

                        (xiii) CLOSING OF COMMON STOCK PURCHASE AGREEMENT. The
            Second Closing, as defined in Common Stock Purchase Agreement I, shall have been completed; and

                        (ix) WAIVER. Any condition specified in this Section
            4.02 may be waived by the Purchasers.

         SECTION 4.03 CONDITIONS TO THE COMPANY'S OBLIGATIONS. The obligation of the Company to issue and sell the Shares at the Closing is subject to the following additional conditions:

                        (i) REPRESENTATIONS AND WARRANTIES. Each of the
            representations and warranties of the Purchasers set forth in
            Article V hereof shall be true and correct in all material respects on the date of such Closing;

                        (ii) EXECUTED COUNTERPARTS. The Company shall have
            received prior to or at the Closing counterparts of each of the Transaction Documents, in form and substance reasonably satisfactory to the Company, duly executed by the Purchasers;

                        (iii) PAYMENT. The Company shall have received payment
            in full for the Shares to be purchased at the Closing in accordance with Section 2.01;

                        (iv) DOCUMENTATION AT CLOSING. With respect to each of
            those Purchasers that are United States corporate entities, Company shall have received, prior to or at the Closing, a certificate, executed by the Secretary of such Purchaser and dated as of the Closing Date, together with and certifying as to (A) the resolutions of the Board of Directors of such Purchaser authorizing the execution and delivery of this Agreement and the other Transaction Documents and the performance by such Purchaser of all transactions contemplated hereby and thereby; and (B) the names of the officers of such Purchaser authorized to sign the Transaction Documents together with the true signatures of such officers;

                        (v) DOCUMENTS AND PROCEEDINGS. All documents to be
            provided to the Company hereunder, and all corporate and other proceedings taken or required to be taken in connection with the transactions contemplated hereby and to be consummated at or prior to such Closing and all documents incident thereto, shall be reasonably satisfactory in form and substance to the Company or its counsel;

                        (vi) WAIVER. Any condition specified in this Section
            4.04 may be waived by the Company.

                                    ARTICLE V
                         REPRESENTATIONS AND WARRANTIES

         SECTION 5.01 REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to each Purchaser as follows:

                  (a) ORGANIZATION AND STANDING OF THE COMPANY. Except as set forth in SCHEDULE 5.01(a), the Company is a duly organized and validly existing corporation in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own and operate its assets and properties and to conduct its business as presently conducted, except where the failure to do so would not have a material adverse effect on the Company and its subsidiaries taken as a whole. True and correct copies of the Certificate of Incorporation of the Company, as amended and in effect as of the date of this Agreement, and the By-Laws of the Company, as amended and in effect as of the date of this Agreement, both certified by the Secretary of the Company, have been made available to the Purchasers.

                  (b) CORPORATE ACTION. Except as set forth on SCHEDULE 5.01(b), the Company has all necessary corporate power and has taken all corporate action required to authorize its execution and delivery of, and its performance under, the Transaction Documents and the Company has all necessary corporate power and has taken all corporate action required to authorize the issuance and sale of the Shares and to consummate the other transactions contemplated by the Transaction Documents.

                  (c) GOVERNMENTAL APPROVALS. No authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, is necessary for, or in connection with, the issuance and sale of the Shares on the Closing Date, or the execution and delivery by the Company of, or for the performance by it of its obligations under, the Transaction Documents.

                  (d) CAPITALIZATION. As of the date hereof, the authorized capital stock of the Company consists of (i) 20,000,000 shares of Common Stock, par value $.01 per share, of which 10,718,952 shares are issued and outstanding and 30,600 shares are treasury shares, and (ii) 5,000,000 shares of Preferred Stock, par value $.01 per share, of which 200,000 shares have been designated as Series A Preferred Stock, none of which are issued and outstanding, and 1,452,119 shares have been designated as Series B Preferred Stock, all of which are issued and outstanding. The Shares, when issued against payment of the aggregate purchase price set forth in Section 2.01, will be duly authorized, validly issued and fully paid and non-assessable and not subject to any lien, claim or encumbrance by reason of the Company's charter or bylaws or by reason of any other consensual action taken by the Company. As of the date hereof, except as described or contemplated in the SEC Reports (as defined in Section 5.01(k)) filed with respect to periods ending on or after December 30, 2000 and as set forth on SCHEDULE 5.01(d), there are no options, warrants, convertible securities or other rights to purchase shares of capital stock or other securities of the Company which are authorized, issued or outstanding, nor is the Company obligated in any other manner to issue shares of its capital stock or other securities, and the Company has no obligation to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof filed with respect to periods ending on or after December 30, 2000, except as contemplated by the Transaction Documents. Except as described in the SEC Reports, and except as otherwise contemplated by the Transaction Documents, (i) no person is entitled to any preemptive right, right of first refusal or similar right with respect to the issuance of any capital stock of the Company, (ii) there are no restrictions on the transfer of shares of capital stock of the Company other than those imposed by relevant federal and state securities laws and (iii) there exists no agreement between the Company's stockholders and to which the Company is party or of which the Company has received written notice with respect to the voting or transfer of the Company's capital stock or with respect to any other aspect of the Company's affairs.

                  (e) REGISTRATION RIGHTS. As of the date hereof, except as set forth on SCHEDULE 5.01(E), no person has demand or other rights to cause the Company to file any registration statement under the Securities Act relating to any securities of the Company or any right to participate in any such registration statement.

                  (f) ENFORCEABILITY. The Company has duly authorized, executed and delivered the Transaction Documents, and the Transaction Documents constitute the legal, valid and binding obligations of the Company, enforceable in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and subject to general principles of equity and limitations on availability of equitable relief, including specific performance, and except as rights to indemnification therein may be limited by applicable laws.

                  (g) ABSENCE OF CONFLICTS. Except as set forth in SCHEDULE 5.01(G), the Company's execution, delivery and performance of its obligations under this Agreement and the other Transaction Documents do not and will not (i) contravene its Certificate of Incorporation or By-laws, (ii) to its knowledge, violate any law, rule, regulation, order, judgment or decree applicable to or binding upon the Company or its properties, which violation would have a material adverse effect on the Company and its subsidiaries taken as a whole,
(iii) constitute a breach or default or require any consent under any agreement or instrument to which the Company is a party or by which the Company or its properties is bound or affected, which breach or default, or the absence of such consent, would have a material adverse effect on the Company and its subsidiaries taken as a whole, or (iv) require any consent, permit, approval, action, filing or recording.

                  (h) FINANCIAL STATEMENTS. The Company has previously furnished to the Purchaser a copy of its audited financial statements as of and for the year ended December 30, 2000 (the "FINANCIAL STATEMENTS"). The Financial Statements are correct in all material respects, present fairly the financial condition and results of operations of the Company, as of the dates and for the periods indicated, and have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied.

                  (i) ABSENCE OF MATERIAL ADVERSE CHANGE. Except as set forth on
SCHEDULE 5.01(I), since December 30, 2000, there has been no change in the assets, liabilities, financial condition or operations of the Company which has had a material adverse effect on the business, financial condition, operations, property or affairs of the Company.

                  (j) FULL DISCLOSURE. The Company has furnished or made available to Purchaser all documents filed by the Company with the Commission since January 1, 1999 pursuant to the reporting requirements of the Exchange Act.

                  (k) SEC REPORTS. The Company has filed with the Commission all reports (the "SEC Reports") required to be filed by it under the Exchange Act. All of the SEC Reports filed by the Company comply in all material respects with the requirements of the Exchange Act. All financial statements contained in the SEC Reports have been prepared in accordance with GAAP consistently applied throughout the period indicated. Each balance sheet presents fairly in accordance with GAAP the financial position of the Company as of the date of such balance sheet, and each statement of operations, of stockholders' equity and of cash flows presents fairly in accordance with GAAP the results of operations, the stockholders' equity and the cash flows of the Company for the periods then ended.

                  (l) SECURITIES LAWS. Assuming the accuracy of the representations and warranties of the Purchaser contained in Section 5.02 hereof, the issuance of the Shares will be exempt from the registration requirements of the Securities Act. All notices, filings, registrations, or qualifications under state securities or "blue-sky" laws which are required in connection with the offer, issue and delivery of the Shares pursuant to this Agreement, if any, have been or will be completed by the Company.

                  (m) BROKER'S FEE. No brokers or finders are entitled to compensation in connection with the sale of the Shares attributable to any agreement or commitment made by or on behalf of the Company.

                  (n) EXEMPTION FROM STATE ANTI-TAKEOVER LAWS. No "moratorium," "control share acquisition," shareholder approval requirement, Company "poison pill" plan, or other form of anti-takeover statute or regulation applies to the transactions contemplated by this Agreement if such transactions are consummated in the manner contemplated by this Agreement. Likewise, consummation of the transactions contemplated by this Agreement will not result in the application of any "moratorium," "control share acquisition," super-majority voting requirement, Company "poison pill" plan or other form of anti-takeover statute, regulation or plan to the transactions contemplated by the Merger Agreement if the transactions contemplated by this Agreement are consummated in the manner contemplated by this Agreement.

                  (o) RIGHTS AGREEMENT. Prior to the execution of this Agreement, the Company has amended its Amended and Restated Rights Agreement dated as of May 15, 1997 with American Stock Transfer & Trust Purchasers (the "RIGHTS AGREEMENT") so that the execution of this Agreement and/or consummation of the transactions contemplated hereby do not and will not, with or without the passage of time, result in (i) the grant of any rights to any person under the Rights Agreement or enable or require Company's outstanding rights to be exercised, distributed or triggered, (ii) the Purchasers or any of their Affiliates becoming an "Acquiring Person" (as defined in the Rights Agreement), or (iii) a "Distribution Date" (as defined in the Rights Agreement).

                  (p) CLOSING DATE. Each of the representations and warranties of the Company contained in this Section 5.01 and elsewhere in this Agreement that is not qualified by materiality will be true and correct in all material respects on the Closing Date as though then made, except as affected by the transactions expressly contemplated by this Agreement. Each of the representations and warranties of the Company contained in this Section 5.01 and elsewhere in this Agreement that is qualified by materiality will be true and correct on the first Closing Date as though then made, except as affected by the transactions expressly contemplated by this Agreement.

         SECTION 5.02 REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS. Each Purchaser, severally but not jointly, represents and warrants to the Company as follows:

                  (a) INVESTMENT INTENT. The Purchaser is acquiring the Shares on the Closing Date for its own account for the purpose of investment and not with a view to, or for sale in connection with, the distribution thereof, and it has no present intention of distributing or selling such Shares. The Purchaser understands that such Shares have not been registered under the Securities Act or the securities laws of any state or other jurisdiction and that the Company has no obligation to so register the Shares. The Purchaser hereby agrees not to make any sale, transfer or other disposition of such Shares unless either (i) such Shares have been registered under the Securities Act and all applicable state and other securities laws and any such registration remains in effect or
(ii) the Company shall have received an opinion of counsel in form and substance satisfactory to the Company that registration is not required under the Securities Act or under applicable securities laws.

                  (b) OPPORTUNITY TO INVESTIGATE. The Purchaser (i) has had the opportunity to ask questions concerning the Company and all such questions posed have been answered to its satisfaction; (ii) has been given the opportunity to obtain any additional information it deems necessary to verify the accuracy of any information obtained concerning the Company; and (iii) has such knowledge and experience in financial and business matters that it is able to evaluate the merits and risks of purchasing the Shares and to make an informed investment decision relating thereto.

                  (c) ACCREDITED INVESTOR. The Purchaser is an "accredited investor" as such term is defined in Regulation D under the Securities Act.

                  (d) ENFORCEABILITY. The Purchaser has duly authorized, executed and delivered the Transaction Documents to which it is a party, and such Transaction Documents constitute the legal, valid and binding obligations of the Purchaser, enforceable in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and subject to general principles of equity and limitations on availability of equitable relief, including specific performance, and except as rights to indemnification therein may be limited by applicable laws.

                  (e) BROKER'S FEE. Except as heretofore disclosed in writing by the Purchasers to the Company, no brokers or finders are entitled to compensation in connection with the sale of the Shares attributable to any agreement or commitment made by or on behalf of the Purchasers or any Purchaser.

                  (f) With respect to Purchasers that are corporations:

                           (i) ORGANIZATION AND STANDING OF THE PURCHASER. The Purchaser is a duly organized and validly existing corporation in good standing and has all requisite corporate power and authority to own and operate its assets and properties and to conduct its business as presently conducted, except where the failure to do so would not have a material adverse effect on the Purchaser and its subsidiaries taken as a whole.

                           (ii) CORPORATE ACTION. The Purchaser has all necessary corporate power and has taken all corporate action required to authorize its execution and delivery of, and its performance under, the Transaction Documents to which it is a party and has all necessary corporate power and has taken all corporate action required to authorize its purchase of the Shares and to consummate the other transactions contemplated by the Transaction Documents.

                  (g) FOREIGN PURCHASERS. If the Purchaser resides in a country other than the United States, such Purchaser represents and warrants that the purchase of the Shares by such Purchaser is in compliance with the applicable laws of its jurisdiction.

                  (g) CLOSING DATE. Each of the representations and warranties of the Purchaser contained in this Section 5.02 and elsewhere in this Agreement that is not qualified by materiality, and all information contained in any writing delivered by, or on behalf of, the Purchaser to the Company, will be true and correct in all material respects on the Closing Date as though then made, except as affected by the transactions expressly contemplated by this Agreement. Each of the representations and warranties of the Purchasers contained in this Section 5.02 and elsewhere in this Agreement that is qualified by materiality will be true and correct on the Closing Date as though then made, except as affected by the transactions expressly contemplated by this Agreement.

                                   ARTICLE VI
                                    COVENANTS

         SECTION 6.01 PERFORMANCE . Each party shall perform all of its obligations hereunder and shall, at or prior to the Closing Date, execute and deliver the other Transaction Documents to which it is contemplated to be a signatory.

         SECTION 6.02 COOPERATION. Each party shall endeavor in good faith to perform and fulfill all conditions and obligations on their respective parts to be fulfilled or performed hereunder or under the other Transaction Documents, to the end that the transactions contemplated hereby and thereby will be fully and timely consummated.

         SECTION 6.03 ISSUANCE OF ADDITIONAL SHARES. Other than as provided in this Agreement, Common Stock Purchase Agreement I, the Merger Agreement, or as described or contemplated in Section 5.01(d), until after the Closing, the Company shall not, except with the prior consent of the Purchasers, issue, agree to issue, or grant any rights to acquire, any shares of capital stock of the Company other than (i) options to purchase Common Stock of the Company pursuant to the Company's 1992 Employee, Director and Consultant Stock Option Plan, as amended, issued in the ordinary course of business and consistent with past practice, (ii) warrants in connection with a bank financing and (iii) dividends in the form of Common Stock to Carlyle.

                                   ARTICLE VII
                          LIMITATIONS AND RESTRICTIONS

         SECTION 7.01 RESTRICTIONS ON SALES BY PURCHASERS. Subject to the provisions of Section 7.02 herein, each Purchaser agrees that until the date that is two years after the Closing Date, it will not, nor will it permit any of its Affiliates to, sell, solicit an offer to sell or propose to sell, any Shares purchased at the Closing except as follows:

         (a) each Purchaser may transfer Shares to any of its Affiliates or to any other Purchaser so long as such Affiliates or Purchaser agree in writing to be bound by the terms of this Article VII;

         (b) each Purchaser may transfer Shares upon the occurrence of a Liquidity Event; and

         (c) each Purchaser may transfer Shares pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, provided that during the period of time between one year and two years after the Closing, no Purchaser may transfer more than fifteen percent (15%) of the Shares originally purchased by such Purchaser pursuant to this Agreement.

         SECTION 7.02 REGISTRATION RIGHTS. At or prior to the Closing, the Company shall execute and tender to the Purchasers for execution by them a Registration Rights Agreement (the "Registration Rights Agreement") in form and substance satisfactory to the Company and the Purchasers. The Registration Rights Agreement shall provide that, commencing two years after the Closing, the Purchasers shall have (collectively with those persons who purchased Shares under Common Stock Purchase Agreement I, and the persons who receive Shares as a result of the Merger) the following registration rights with respect to the
Shares:

         (a) two demand rights, provided that at least twelve months shall have elapsed between each demand and until such date that is three years after the Closing;

         (b) unlimited piggyback (incidental) rights subject to underwriter cutbacks and provided that such restriction in this clause (b) shall not apply upon the occurrence of a Liquidity Event; and

         (c) an unlimited number of Registration Statements on Form S-3 (or equivalent Form) provided that the reasonably anticipated price to the public would be at least $1,000,000.

Such registration rights (i) shall be provided by the Company at its sole expense (other than underwriting discounts and commissions), and (ii) shall be subject to customary terms and conditions.

        SECTION 7.03 CARLYLE REGISTRATION. The Purchasers acknowledge that Carlyle possesses the right to register shares of the Company's Common Stock. The Purchasers agree that in the event the Purchasers exercise their registration rights pursuant to the Registration Rights Agreement, the Purchasers shall extend to Carlyle the opportunity to register a portion of the unregistered shares of Common Stock held by it equivalent to one-third of the aggregate shares of Common Stock proposed to be registered. This Section and
Section 7.03 of Common Stock Purchase Agreement I are not intended to be cumulative. Registration of shares held by Carlyle shall be limited to one-third (not two-thirds) of the shares proposed to be registered.

                                  ARTICLE VIII
                                  MISCELLANEOUS

         SECTION 8.01 NOTICES. All notices, requests, consents and other communications hereunder shall be in writing, shall be addressed to the receiving party's address set forth below or to such other address as a party may designate by notice hereunder, and shall be either (i) delivered by hand,
(ii) made by telecopy or facsimile transmission (receipt confirmed), (iii) sent by international overnight or express courier, or (iv) sent by registered mail, return receipt requested, postage prepaid.

         If to the Company:             Sight Resource Corporation
                                        100 Jeffrey Avenue
                                        Holliston, MA  01746
                                        Attn:  Chief Executive Officer
                                        Fax:  (508) 429-6023

                  with a copy to:       Mintz, Levin, Cohn, Ferris,
                                           Glovsky and Popeo, P.C.
                                        One Financial Center
                                        Boston, MA  02111
                                        Attn: Lewis Geffen, Esq.
                                        Fax:  (617) 542-2241

         If to the Purchasers:          To the addresses set forth on EXHIBIT A

         All notices, requests, consents and other communications hereunder shall be deemed to have been given either (i) if by hand, at the time of the delivery thereof to the receiving party at the address of such party set forth above, (ii) if made by telecopy or facsimile transmission, at the time that receipt thereof has been acknowledged by electronic confirmation or otherwise,
(iii) if sent by overnight or express courier, on the Business Day following the day such notice is delivered to the courier service, or (iv) if sent by registered mail, on the fifth Business Day following the day such mailing is made.

         SECTION 8.02 LEGENDS. Each Purchaser acknowledges that, until registered under the Securities Act and any applicable state securities laws or transferred pursuant to the provisions of Rule 144 promulgated under the Securities Act ("RULE 144"), each certificate representing a Share, whether upon initial issuance or upon any transfer thereof, shall bear a legend (and the Company and its transfer agent shall make a notation on its books of transfer to such effect), prominently stamped or printed thereon, in substantially the following form:

         "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY APPLICABLE STATE OR OTHER JURISDICTION, HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH SECURITIES UNDER THE ACT AND ANY SECURITIES LAWS OF ANY APPLICABLE STATE OR OTHER JURISDICTION OR A WRITTEN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT OR UNDER OTHER APPLICABLE SECURITIES LAWS."

         SECTION 8.03 TERMINATION. If the Closing has not occurred on or prior to September 30, 2001, or if prior to the Closing the Company or any Purchaser has been notified that the U.S. Department of Justice or the Federal Trade Commission, or any other Federal, state or other governmental agency or instrumentality the consent or approval of which is contemplated by the terms of this Agreement or any other Transaction Document, is prepared to (a) seek a preliminary injunction to enjoin the consummation of the transactions contemplated hereunder or thereunder or (b) grant such consent or approval upon the condition that any material action or forbearance of action not otherwise specifically required of the party choosing to terminate pursuant to this
Section 8.03 be taken, then (i) the Company may terminate this Agreement by written notice to the Purchasers and (ii) the Purchasers may terminate this Agreement by written notice to the Company.

         SECTION 8.04 ACTION BY PURCHASERS. In any situation in which this Agreement either grants to the Purchasers as a group any rights or calls for the consent or waiver of the Purchasers as a group, such rights may be exercised, or such consent or waiver may be granted in writing by the Purchasers holding a majority of the Shares then held by all Purchasers (or if no

Shares have then been purchased, by Purchasers entitled to purchase a majority of the Shares to be purchased.)

         SECTION 8.05 ENTIRE AGREEMENT. This Agreement, together with its Exhibits and Schedules, embodies the entire agreement and understanding between the parties hereto with respect to the provisions hereof and supersedes all prior oral or written agreements and understandings relating to the provisions hereof. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.

         SECTION 8.06 MODIFICATIONS AND AMENDMENTS. The material terms and provisions of this Agreement may be modified or amended only by written agreement executed by all parties hereto and any non material terms and provisions of this Agreement may be modified or amended only by written agreement executed by the Company with the consent of the Purchasers as provided in Section 8.04 herein.

         SECTION 8.07 WAIVERS AND CONSENTS. Except as other than expressly provided herein, the terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by written document executed by the party entitled to the benefits of such terms or provisions. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent.

         SECTION 8.08 ASSIGNMENT. The rights and obligations under this Agreement may not be assigned by any Purchaser on the one hand or by the Company on the other hand without the prior written consent of the other (which consent shall not be unreasonably withheld), except that each Purchaser without the consent of the Company may assign this Agreement or any of its rights or obligations to an Affiliate of such Purchaser or to an entity (other than an entity that competes with the Company) with which the Purchaser shall merge or consolidate or to which the Purchaser shall sell or assign all or substantially all of its assets, and except that the Company without the consent of the Purchasers may assign this Agreement to an entity with which the Company shall merge or consolidate or to which the Company shall sell or assign all or substantially all of its assets.

         SECTION 8.09 BENEFIT. All statements, representations, warranties, covenants and agreements in this Agreement shall be binding on the parties hereto and shall inure to the benefit of the respective successors and permitted assigns of each party hereto. Nothing in this Agreement shall be construed to create any rights or obligations except among the parties hereto, and no person or entity shall be regarded as a third-party beneficiary of this Agreement.

         SECTION 8.10 GOVERNING LAW. This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the law of the State of Delaware, without giving effect to the conflict of law principles thereof.

         SECTION 8.11 SEVERABILITY. In the event that any court of competent jurisdiction shall determine that any provision, or any portion thereof, contained in this Agreement shall be unenforceable in any respect, then such provision shall be deemed limited to the extent that such court deems it enforceable, and as so limited shall remain in full force and effect. In the event that such court shall deem any such provision, or portion thereof, wholly unenforceable, the remaining provisions of this Agreement shall nevertheless remain in full force and effect.

         SECTION 8.12 INTERPRETATION. The parties hereto acknowledge and agree that: (i) each party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (ii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement; and (iii) the terms and provisions of this Agreement shall be construed fairly as to all parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the preparation of this Agreement.

         SECTION 8.13 HEADINGS AND CAPTIONS. The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

         SECTION 8.14 ENFORCEMENT. Each of the parties hereto acknowledges and agrees that the rights acquired by each party hereunder are unique and that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by the other party were not performed in accordance with their specific terms or were otherwise breached. Accordingly, in addition to any other remedy to which the parties hereto are entitled at law or in equity, each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other party.

         SECTION 8.15 NO WAIVER OF RIGHTS, POWERS AND REMEDIES. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of the party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

         SECTION 8.16 EXPENSES. Each of the parties hereto shall pay its own fees and expenses in connection with this Agreement and the transactions contemplated hereby whether or not the transactions contemplated hereby are consummated. The Company shall pay reasonable fees and expenses of Thompson Hine LLP up to an aggregate of $20,000.

         SECTION 8.17 CONFIDENTIALITY. Each of the Purchasers, on the one hand, and the Company, on the other hand, acknowledges and agrees that any information or data it has acquired from the other, not otherwise properly in the public domain, was received in confidence. Each party agrees not to divulge, communicate or disclose, or use to the detriment of the disclosing party or for the benefit of any other person or persons, or misuse in any way, any confidential information of the disclosing party concerning the subject matter hereof; PROVIDED that (i) the foregoing obligation with respect to the disclosure and use of such information shall not apply to any information which such party can demonstrate (A) was at the time of disclosure to such party or thereafter, but prior to its disclosure by such party to any third party, through no fault of such party, publicly available (other than as a result of disclosure by such party), (B) has been disclosed to such party on a nonconfidential basis from a source other than any other party which, to such party's knowledge, was not prohibited from disclosing such information to such party by a legal, contractual, fiduciary or other obligation, (C) has been independently developed by the such party without the violation of any of my obligations under this Agreement, or (D) is required to be disclosed by applicable law (including, without limitation, the federal securities laws) and
(ii) such party may, if required by subpoena or valid legal process, disclose any such information, but only to the extent so required and only after using its best efforts to give the other party or parties (as the case may be) prior notice of such required disclosure in order to afford such party or parties an opportunity to obtain an injunction, a protective order or other relief.

         SECTION 8.18 PUBLICITY. Neither the Purchasers on the one hand nor the Company on the other hand shall issue any press release or otherwise make any public statement with respect to the execution of, or the transactions contemplated by, this Agreement without the prior written consent of the other, except as may be required by applicable law, rule or regulation; PROVIDED that once such other party has consented to a party's issuance or making of a press release or public statement, any subsequent issuance or making of such press release or public statement by such party shall not require the separate written consent of the other party. However, the parties recognize that the Company is a publicly held company obligated under the Federal securities laws to make disclosures of material events affecting it. Consequently, if the Company is advised by its counsel that it is required to make such announcement under Federal or state securities laws, the Company may make such announcement. The Company agrees promptly to inform the Purchasers of such advice by counsel, provide a copy of such announcement prior to disclosure and, if practicable, to give the Purchasers an opportunity to comment upon the form of any required announcement.

         SECTION 8.19 COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the Company and the Purchasers have caused this Agreement to be executed in their names by their duly authorized officers or representatives effective as of the date first above written.

PURCHASERS:                               THE COMPANY:
----------                                ------------

EXCALIBUR INVESTMENTS B.V.                SIGHT RESOURCE CORPORATION

/s/ E. Jongsma & D.R.J. Looij
---------------------------------
Intra Beheer B.V.                         By:  /s/ Carene S. Kunkler
Managing Directors                            -------------------------------
                                                   Carene S. Kunkler
Number of Shares:   3,794,807                      President - C.E.O.

Aggregate Purchase Price $758,961.40

                                          EURO VENTURES EQUITY HOLDINGS B.V.

/s/ William M. LaWarre                      /s/ E. Jongsma & D.R.J. Looij
----------------------------------        -----------------------------------
    William M. LaWarre                    Intra Beheer B.V.
                                          Managing Directors
Number of Shares:   336,526               Number of Shares:    948,701

Aggregate Purchase Price: $67,305.20      Aggregate Purchase Price: $189,740.20


LA SESTA S.A.                             CELERITY VENTURES, LLC

/s/ Marco Brustio                         By: /s/ Geoff Stein
----------------------------------           --------------------------------
   Marco Brustio                          Name:  Geoff Stein
   President                              Title:  Managing Directors
                                          Number of Shares:    *
Number of Shares:   *                                      ------------------
                 -----------------        Aggregate Purchase Price $_________
Aggregate Purchase Price:_________


/s/ Donald Butler                         GLT CO LLC
----------------------------------
    Donald Butler                         /s/ Gary L. Tillman
                                          ------------------------------------
Number of Shares:    *                        Gary L. Tillman
                 -----------------            Member
Aggregate Purchase Price:_________
                                          Number of Shares:    *
                                                           -------------------
/s/ Dolores Butler                        Aggregate Purchase Price: __________
---------------------------------
    Dolores Butler                        THE CADLE HOLDING COMPANY

Number of Shares:    *                    /s/ Daniel C. Cadle
                 ----------------         ------------------------------------
                                              Danie C. Cadle
                                              President

                                          Number of Shares:  *
                                                           -------------------
                                          Aggregate Purchase Price:
                                                                   -----------


* As many Shares as may be purchase with my funds remaining in escrow after the cutbacks under Common Stock Purchase Agreement I.


                                                     EXHIBIT A
                                                     ---------

------------------------------------- ----------------------------------- -----------------------------------
          NAME AND ADDRESS                   AGGREGATE NUMBER OF                      AGGREGATE
            OF PURCHASER                       SHARES PURCHASED                     PURCHASE PRICE
------------------------------------- ----------------------------------- -----------------------------------
     Excalibur Investments B.V.
          Leidseplein 98,                         3,794,807                          $758,961.40
         1017 PP Amsterdam
            Postbus 782
              1000 AT
             Amsterdam

          With a copy to:
           Dino Tabacchi
         Via Patriarcato 15
            35100 Padova
               ITALY

               NO EIN
------------------------------------- ----------------------------------- -----------------------------------
 Euro Ventures Equity Holdings B.V.
          Leidseplein 98,                           948,701                          $189,740.20
         1017 PP Amsterdam
            Postbus 782
              1000 AT
             Amsterdam

               NO EIN
------------------------------------- ----------------------------------- -----------------------------------
           La Sesta S.A.
     Postale: B.P. 692, L-2016                    1,009,579                          $201,915.80
             LUXEMBOURG

          With a copy to:
           Marco Brustio
     c/o Mazzucchelli 1849 spa
     Via S. e.P. Mazzucchelli 7
      21043 Catinglione Olona

               ITALY

               NO EIN
------------------------------------- ----------------------------------- -----------------------------------
       Celerity Ventures, LLC
        44 Hillcrest Parkway                        112,176                           $22,435.20
        Winchester, MA 01890

          EIN: 04-3443604
------------------------------------- ----------------------------------- -----------------------------------

------------------------------------- ----------------------------------- -----------------------------------
          NAME AND ADDRESS                   AGGREGATE NUMBER OF                      AGGREGATE
            OF PURCHASER                       SHARES PURCHASED                     PURCHASE PRICE
------------------------------------- ----------------------------------- -----------------------------------
     The Cadle Holding Company
        100 N. Center Street                       224,351                            $44,870.20
       Newton Falls, OH 44444

          EIN: ###-##-####
------------------------------------- ----------------------------------- -----------------------------------
          William Lawarre
          20 Garden Place                          336,526                            $67,305.20
       Cincinnati, Ohio 45208
------------------------------------- ----------------------------------- -----------------------------------
             GLT CO LLC
           C/o Tom Burke                           112,176                            $22,435.20
            P.O. Box 45
         1114 Grandview Rd.
         Glendale, WV 26038

          EIN: 52-2082683
------------------------------------- ----------------------------------- -----------------------------------
          Donald D. Butler
        7 Spring Knoll Drive                        15,480                              $3096.00
       Cincinnati, Ohio 45227

          SSN: ###-##-####
------------------------------------- ----------------------------------- -----------------------------------
         Dolores K. Butler
        7 Spring Knoll Drive                        15,704                              $3140.80
       Cincinnati, Ohio 45227

          SSN: ###-##-####
------------------------------------- ----------------------------------- -----------------------------------
              TOTALS:                            6,569,500                            $1,313,900
------------------------------------- ----------------------------------- -----------------------------------

                                                                       Exhibit F
                                                                       ---------

                                POWER OF ATTORNEY
                                -----------------

                 The undersigned hereby constitutes and appoints Carene Kunkler and Gary L. Tillman, and each of them individually, as the undersigned's true and lawful attorney-in-fact to:

                 1. Execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Sight Resource Corporation(the "Company"), Forms 3, 4 and 5 in accordance with
          Section 16(a) of the Securities Exchange Act of 1934 (the "Act") and the rules thereunder.

                 2. Execute for and on behalf of the undersigned, in the undersigned's capacity as a shareholder of the Company and/or in the undersigned's capacity as an executive officer or controlling shareholder of any corporation or entity that is a shareholder of the Company, Schedules 13D and 13G, and any amendments thereto or agreements relating to "group" filings thereof, in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder.

                 3. Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5, or Schedule 13D or 13G, and timely file such Form with the Securities and Exchange Commission and any stock exchange or similar authority.

                 The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with
Section 13 or 16 of the Act.

                 This Power of Attorney shall remain in full force and effect until the undersigned (and any such entity for which the undersigned is an executive officer or controlling shareholder) is no longer required to file Forms 3, 4 and 5, and Schedules 13D or 13G, with respect to the undersigned's (or such entity's) holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

                 IN TESTIMONY WHEREOF, the undersigned has caused this Power of Attorney to be executed this 20th day of April, 2001.

                                                        /s/ Dolores Butler
                                                        ------------------
                                                        Dolores Butler
                                                        ------------------

                                                                       Exhibit G
                                                                       ---------

                                POWER OF ATTORNEY
                                -----------------

                 The undersigned hereby constitutes and appoints Carene Kunkler and Gary L. Tillman, and each of them individually, as the undersigned's true and lawful attorney-in-fact to:

                 1. Execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Sight Resource Corporation(the "Company"), Forms 3, 4 and 5 in accordance with
          Section 16(a) of the Securities Exchange Act of 1934 (the "Act") and the rules thereunder.

                 2. Execute for and on behalf of the undersigned, in the undersigned's capacity as a shareholder of the Company and/or in the undersigned's capacity as an executive officer or controlling shareholder of any corporation or entity that is a shareholder of the Company, Schedules 13D and 13G, and any amendments thereto or agreements relating to "group" filings thereof, in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder.

                 3. Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5, or Schedule 13D or 13G, and timely file such Form with the Securities and Exchange Commission and any stock exchange or similar authority.

                 The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with
Section 13 or 16 of the Act.

                 This Power of Attorney shall remain in full force and effect until the undersigned (and any such entity for which the undersigned is an executive officer or controlling shareholder) is no longer required to file Forms 3, 4 and 5, and Schedules 13D or 13G, with respect to the undersigned's (or such entity's) holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

                 IN TESTIMONY WHEREOF, the undersigned has caused this Power of Attorney to be executed this 20th day of April, 2001.

                                                s/ Donald Butler
                                                ----------------

                                                Donald Butler

                                                                       Exhibit H
                                                                       ---------

                                POWER OF ATTORNEY
                                -----------------

                 The undersigned hereby constitutes and appoints Carene Kunkler and Gary L. Tillman, and each of them individually, as the undersigned's true and lawful attorney-in-fact to:

                 1. Execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Sight Resource Corporation(the "Company"), Forms 3, 4 and 5 in accordance with
          Section 16(a) of the Securities Exchange Act of 1934 (the "Act") and the rules thereunder.

                 2. Execute for and on behalf of the undersigned, in the undersigned's capacity as a shareholder of the Company and/or in the undersigned's capacity as an executive officer or controlling shareholder of any corporation or entity that is a shareholder of the Company, Schedules 13D and 13G, and any amendments thereto or agreements relating to "group" filings thereof, in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder.

                 3. Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5, or Schedule 13D or 13G, and timely file such Form with the Securities and Exchange Commission and any stock exchange or similar authority.

                 The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with
Section 13 or 16 of the Act.

                 This Power of Attorney shall remain in full force and effect until the undersigned (and any such entity for which the undersigned is an executive officer or controlling shareholder) is no longer required to file Forms 3, 4 and 5, and Schedules 13D or 13G, with respect to the undersigned's (or such entity's) holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

                 IN TESTIMONY WHEREOF, the undersigned has caused this Power of Attorney to be executed this 24th day of April, 2001.

                                                s/ E. Dean Butler
                                                -----------------

                                                E. Dean Butler

                                                                       Exhibit I
                                                                       ---------

                                POWER OF ATTORNEY
                                -----------------

                 The undersigned hereby constitutes and appoints Carene Kunkler and Gary L. Tillman, and each of them individually, as the undersigned's true and lawful attorney-in-fact to:

                 1. Execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Sight Resource Corporation(the "Company"), Forms 3, 4 and 5 in accordance with
          Section 16(a) of the Securities Exchange Act of 1934 (the "Act") and the rules thereunder.

                 2. Execute for and on behalf of the undersigned, in the undersigned's capacity as a shareholder of the Company and/or in the undersigned's capacity as an executive officer or controlling shareholder of any corporation or entity that is a shareholder of the Company, Schedules 13D and 13G, and any amendments thereto or agreements relating to "group" filings thereof, in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder.

                 3. Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5, or Schedule 13D or 13G, and timely file such Form with the Securities and Exchange Commission and any stock exchange or similar authority.

                 The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with
Section 13 or 16 of the Act.

                 This Power of Attorney shall remain in full force and effect until the undersigned (and any such entity for which the undersigned is an executive officer or controlling shareholder) is no longer required to file Forms 3, 4 and 5, and Schedules 13D or 13G, with respect to the undersigned's (or such entity's) holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

                 IN TESTIMONY WHEREOF, the undersigned has caused this Power of Attorney to be executed this 25th day of April, 2001.

                                               THE CADLE HOLDING COMPANY

                                               By /s/ Daniel C. Cadle
                                                  -------------------
                                                  Daniel C. Cadle
                                                  President

                                                                       Exhibit J
                                                                       ---------

                                POWER OF ATTORNEY
                                -----------------

                 The undersigned hereby constitutes and appoints Carene Kunkler and Gary L. Tillman, and each of them individually, as the undersigned's true and lawful attorney-in-fact to:

                 1. Execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Sight Resource Corporation(the "Company"), Forms 3, 4 and 5 in accordance with
          Section 16(a) of the Securities Exchange Act of 1934 (the "Act") and the rules thereunder.

                 2. Execute for and on behalf of the undersigned, in the undersigned's capacity as a shareholder of the Company and/or in the undersigned's capacity as an executive officer or controlling shareholder of any corporation or entity that is a shareholder of the Company, Schedules 13D and 13G, and any amendments thereto or agreements relating to "group" filings thereof, in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder.

                 3. Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5, or Schedule 13D or 13G, and timely file such Form with the Securities and Exchange Commission and any stock exchange or similar authority.

                 The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with
Section 13 or 16 of the Act.

                 This Power of Attorney shall remain in full force and effect until the undersigned (and any such entity for which the undersigned is an executive officer or controlling shareholder) is no longer required to file Forms 3, 4 and 5, and Schedules 13D or 13G, with respect to the undersigned's (or such entity's) holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

                 IN TESTIMONY WHEREOF, the undersigned has caused this Power of Attorney to be executed this __ day of April, 2001.

                                              CELERITY VENTURES, LLC

                                              By /s/ Geoff Stein
                                                ----------------
                                                  Geoff Stein
                                                  Managing Director

                                                                       Exhibit K
                                                                       ---------

                                POWER OF ATTORNEY
                                -----------------

                 The undersigned hereby constitutes and appoints Carene Kunkler and Gary L. Tillman, and each of them individually, as the undersigned's true and lawful attorney-in-fact to:

                 1. Execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Sight Resource Corporation(the "Company"), Forms 3, 4 and 5 in accordance with
          Section 16(a) of the Securities Exchange Act of 1934 (the "Act") and the rules thereunder.

                 2. Execute for and on behalf of the undersigned, in the undersigned's capacity as a shareholder of the Company and/or in the undersigned's capacity as an executive officer or controlling shareholder of any corporation or entity that is a shareholder of the Company, Schedules 13D and 13G, and any amendments thereto or agreements relating to "group" filings thereof, in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder.

                 3. Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5, or Schedule 13D or 13G, and timely file such Form with the Securities and Exchange Commission and any stock exchange or similar authority.

                 The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with
Section 13 or 16 of the Act.

                 This Power of Attorney shall remain in full force and effect until the undersigned (and any such entity for which the undersigned is an executive officer or controlling shareholder) is no longer required to file Forms 3, 4 and 5, and Schedules 13D or 13G, with respect to the undersigned's (or such entity's) holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

                 IN TESTIMONY WHEREOF, the undersigned has caused this Power of Attorney to be executed this 11th day of April, 2001.

                                            EURO VENTURES EQUITY HOLDINGS, B.V

                                            By /s/ Intra Beheer B.V.
                                               ----------------------------
                                                 E. Jongsma and D.R.J. Looij
                                                 Managing Director

                                                                       Exhibit L
                                                                       ---------

                                POWER OF ATTORNEY
                                -----------------

                 The undersigned hereby constitutes and appoints Carene Kunkler and Gary L. Tillman, and each of them individually, as the undersigned's true and lawful attorney-in-fact to:

                 1. Execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Sight Resource Corporation(the "Company"), Forms 3, 4 and 5 in accordance with
          Section 16(a) of the Securities Exchange Act of 1934 (the "Act") and the rules thereunder.

                 2. Execute for and on behalf of the undersigned, in the undersigned's capacity as a shareholder of the Company and/or in the undersigned's capacity as an executive officer or controlling shareholder of any corporation or entity that is a shareholder of the Company, Schedules 13D and 13G, and any amendments thereto or agreements relating to "group" filings thereof, in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder.

                 3. Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5, or Schedule 13D or 13G, and timely file such Form with the Securities and Exchange Commission and any stock exchange or similar authority.

                 The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with
Section 13 or 16 of the Act.

                 This Power of Attorney shall remain in full force and effect until the undersigned (and any such entity for which the undersigned is an executive officer or controlling shareholder) is no longer required to file Forms 3, 4 and 5, and Schedules 13D or 13G, with respect to the undersigned's (or such entity's) holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

                 IN TESTIMONY WHEREOF, the undersigned has caused this Power of Attorney to be executed this 11th day of April, 2001.

                                          EXCALIBUR INVESTMENTS B.V.

                                          By /s/ Intra Beheer B.V.
                                             ---------------------------
                                               E. Jongsma and D.R.J. Looij
                                               Managing Director

                                                                       Exhibit M
                                                                       ---------

                                POWER OF ATTORNEY
                                -----------------

                 The undersigned hereby constitutes and appoints Carene Kunkler and Gary L. Tillman, and each of them individually, as the undersigned's true and lawful attorney-in-fact to:

                 1. Execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Sight Resource Corporation(the "Company"), Forms 3, 4 and 5 in accordance with
          Section 16(a) of the Securities Exchange Act of 1934 (the "Act") and the rules thereunder.

                 2. Execute for and on behalf of the undersigned, in the undersigned's capacity as a shareholder of the Company and/or in the undersigned's capacity as an executive officer or controlling shareholder of any corporation or entity that is a shareholder of the Company, Schedules 13D and 13G, and any amendments thereto or agreements relating to "group" filings thereof, in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder.

                 3. Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5, or Schedule 13D or 13G, and timely file such Form with the Securities and Exchange Commission and any stock exchange or similar authority.

                 The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with
Section 13 or 16 of the Act.

                 This Power of Attorney shall remain in full force and effect until the undersigned (and any such entity for which the undersigned is an executive officer or controlling shareholder) is no longer required to file Forms 3, 4 and 5, and Schedules 13D or 13G, with respect to the undersigned's (or such entity's) holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

                 IN TESTIMONY WHEREOF, the undersigned has caused this Power of Attorney to be executed this 21st day of May, 2001.

                                                  GLT CO. LLC

                                                  By /s/ Gary L. Tillman
                                                     -------------------
                                                       Gary L. Tillman
                                                       Member

                                                                       Exhibit N
                                                                       ---------

                                POWER OF ATTORNEY
                                -----------------

                 The undersigned hereby constitutes and appoints Carene Kunkler and Gary L. Tillman, and each of them individually, as the undersigned's true and lawful attorney-in-fact to:

                 1. Execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Sight Resource Corporation(the "Company"), Forms 3, 4 and 5 in accordance with
          Section 16(a) of the Securities Exchange Act of 1934 (the "Act") and the rules thereunder.

                 2. Execute for and on behalf of the undersigned, in the undersigned's capacity as a shareholder of the Company and/or in the undersigned's capacity as an executive officer or controlling shareholder of any corporation or entity that is a shareholder of the Company, Schedules 13D and 13G, and any amendments thereto or agreements relating to "group" filings thereof, in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder.

                 3. Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5, or Schedule 13D or 13G, and timely file such Form with the Securities and Exchange Commission and any stock exchange or similar authority.

                 The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with
Section 13 or 16 of the Act.

                 This Power of Attorney shall remain in full force and effect until the undersigned (and any such entity for which the undersigned is an executive officer or controlling shareholder) is no longer required to file Forms 3, 4 and 5, and Schedules 13D or 13G, with respect to the undersigned's (or such entity's) holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

                 IN TESTIMONY WHEREOF, the undersigned has caused this Power of Attorney to be executed this 30th day of March, 2001.

                                                   LA SESTA S.A.

                                                   By /s/ Marco Brustio
                                                      -----------------
                                                        Marco Brustio
                                                        President

                                                                       Exhibit O
                                                                       ---------

                                POWER OF ATTORNEY
                                -----------------

                 The undersigned hereby constitutes and appoints Carene Kunkler and Gary L. Tillman, and each of them individually, as the undersigned's true and lawful attorney-in-fact to:

                 1. Execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Sight Resource Corporation(the "Company"), Forms 3, 4 and 5 in accordance with
          Section 16(a) of the Securities Exchange Act of 1934 (the "Act") and the rules thereunder.

                 2. Execute for and on behalf of the undersigned, in the undersigned's capacity as a shareholder of the Company and/or in the undersigned's capacity as an executive officer or controlling shareholder of any corporation or entity that is a shareholder of the Company, Schedules 13D and 13G, and any amendments thereto or agreements relating to "group" filings thereof, in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder.

                 3. Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5, or Schedule 13D or 13G, and timely file such Form with the Securities and Exchange Commission and any stock exchange or similar authority.

                 The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with
Section 13 or 16 of the Act.

                 This Power of Attorney shall remain in full force and effect until the undersigned (and any such entity for which the undersigned is an executive officer or controlling shareholder) is no longer required to file Forms 3, 4 and 5, and Schedules 13D or 13G, with respect to the undersigned's (or such entity's) holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

                 IN TESTIMONY WHEREOF, the undersigned has caused this Power of Attorney to be executed this 21st day of April, 2001.

                                                /s/ William M. LaWarre
                                                ----------------------
                                                  William M. LaWarre

                                                                       Exhibit P
                                                                       ---------

                             JOINT FILING AGREEMENT

                  THIS JOINT FILING AGREEMENT (the "Agreement") is entered into this 27th day of April, 2001 by and among WILLIAM LAWARRE, GLT CO. LLC, a Delaware limited liability company, DONALD D. BUTLER, DOLORES K. BUTLER, E. DEAN BUTLER, THE CADLE HOLDING COMPANY, a Delaware Corporation, CELERITY VENTURES LLC, a Delaware limited liability company, EXCALIBUR INVESTMENTS B.V., a corporation organized under the laws of the Netherlands, and EURO VENTURES EQUITY HOLDINGS B.V., a corporation organized under the laws of the Netherlands, CARENE S. KUNKLER, LA SESTA SA., a company organized under the laws of Luxembourg (collectively the "Parties"), under the following circumstances.

                 WHEREAS, a Statement on Schedule 13D (the "Schedule") was prepared on behalf of the Parties for filing with the Securities and Exchange Commission in connection with the purchase by the Parties of shares of Common Stock, par value $.01 per share, of Sight Resource Corporation, a Delaware corporation ("SRC"); and

                 WHEREAS, the Parties wish to confirm that the Schedule is to be filed on behalf of each of the Parties.

                 NOW, THEREFORE, the Parties hereby agree to the joint filing on behalf of each of them of a Statement of Schedule 13D with respect to the purchase of shares of Common Stock of SRC.

                 IN WITNESS WHEREOF, the undersigned Parties have executed this Agreement as of the date set forth above.



*/s/ Carene S. Kunkler                                 */s/ Carene S. Kunkler
---------------------------------------                ----------------------
William M. LaWarre, by                                 Donald D. Butler, by
Carene S. Kunkler, as Attorney-In-Fact                 Carene S. Kunkler, as Attorney-In-Fact


                                                              LA SESTA S.A.


*/s/ Carene S. Kunkler                                 By */s/ Carene S. Kunkler
---------------------------------------                   ----------------------
Dolores K. Butler, by                                        Marco Brustio, by
Carene S. Kunkler as Attorney-In-Fact                        Carene S. Kunkler as Attorney-In-Fact

*CELERITY VENTURES, LLC                         *EXCALIBUR INVESTMENTS B.V.


By */s/ Carene S. Kunkler                       By */s/ Carene S. Kunkler
   ------------------------------------            ----------------------
     Geoff Stein, by                               Intra Beeher, B.V.
     Carene S. Kunkler, as Attorney-In-Fact        Carene S. Kunkler, as Attorney-In-Fact

THE CADLE HOLDING                               EURO VENTURES EQUITY
COMPANY                                         HOLDINGS B.V.


By */s/ Carene S. Kunkler                       By */s/ Carene S. Kunkler
   ---------------------------------               ----------------------
       Daniel C. Cadle, by                         Intra Beeher B.V., by
       Carene S. Kunkler, as Attorney-In-Fact      Carene S. Kunkler, as Attorney-In-Fact


GLT CO. LLC


By */s/ Gary Lee Tillman                           */s/ E. Dean Butler
   ------------------------------------            -------------------
      Gary L. Tillman, by                          E. Dean Butler
      Carene S. Kunkler, as Attorney-In-Fact



/s/Carene S. Kunkler
--------------------
Carene S. Kunkler

*The undersigned, by signing below, executes this Joint Filing Agreement pursuant to the power-of-attorney executed by the above-named persons; a copy of such powers are attached to this Agreement.

                                                   /s/ Carene S. Kunkler
                                                   ---------------------
                                                   Carene S. Kunkler
                                                   Attorney-In-Fact